As filed with the Securities and Exchange Commission on November 8, 2011

Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Kabushiki Kaisha Mitsui Sumitomo Financial Group

(Exact name of registrant as specified in its charter)

SUMITOMO MITSUI FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

JAPAN	6029	98-0698856
(Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1-2, Marunouchi 1-chome

Chiyoda-ku, Tokyo 100-0005

Japan

+81-3-3282-8111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Nobuyuki Kawabata

General Manager, Planning Dept., Americas Division

Sumitomo Mitsui Banking Corporation

New York Branch

277 Park Avenue

New York, New York 10172

(212) 224-4000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Theodore A. Paradise, Esq.

Michael T. Dunn, Esq.

Davis Polk & Wardwell LLP

Izumi Garden Tower, 33rd Floor

6-1, Roppongi 1-Chome

Minato-ku, Tokyo 106-6033

Japan

+81-3-5561-4421

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to Be Registered	Amount to Be Registered(2)	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(3)	Amount of Registration Fee
Common stock of Sumitomo Mitsui Financial Group, Inc.(1)	3,271,986	Not Applicable	$ 92,713,268.06	$ 10,624.94

(1)	American depositary receipts evidencing American depositary shares issuable upon deposit of the shares of common stock registered under this registration statement are registered under a separate registration statement on Form F-6 (Registration No. 333-170036).
(2)	Calculated based on the minimum number of shares of common stock of Sumitomo Mitsui Financial Group, Inc., that the registrant currently expects to allocate to Promise Co., Ltd. shareholders resident in the United States in connection with the statutory share exchange (kabushiki kokan) described in this registration statement. The shares to be allocated in connection with the share exchange outside the United States are not registered under this registration statement. Additional information on the shares to be registered, including the maximum number of shares of common stock that the registrant expects to allocate to Promise Co., Ltd. shareholders resident in the United States, will be included in subsequent amendments to this registration statement following the determination of the share exchange ratio.
(3)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act, based on the average of the high and low trading prices of Sumitomo Mitsui Financial Group, Inc. common stock on the Tokyo Stock Exchange on November 1, 2011, after conversion into U.S. dollars based on the exchange rate reported by the Bank of Japan on such date.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

This preliminary prospectus is not complete. SMFG may complete or amend this preliminary prospectus without notice. SMFG may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell, nor is it seeking an offer to buy, the shares in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION DATED November 8, 2011.

Prospectus

Sumitomo Mitsui Financial Group, Inc.

Offer to Exchange Shares of Common Stock of Sumitomo Mitsui Financial Group, Inc. for

Shares of Common Stock of Promise Co., Ltd.

Preliminary Note (as of November 8, 2011)

Sumitomo Mitsui Financial Group, Inc. and Promise Co., Ltd. currently expect to enter into a share exchange agreement with respect to the share exchange transaction contemplated herein, depending on, among other factors, the results of the tender offer by Sumitomo Mitsui Banking Corporation for Promise Co., Ltd. referenced herein and following further negotiation between the two parties. The disclosure in this prospectus is based on the assumption that the share exchange agreement will have been entered into as of the time a registration statement on Form F-4 of which this prospectus is part is declared effective. Furthermore, the disclosure in this prospectus is based on the assumption that the shareholders of Promise Co., Ltd. will vote on the share exchange agreement at an extraordinary general shareholders’ meeting. However, if Sumitomo Mitsui Financial Group, Inc., directly or indirectly through Sumitomo Mitsui Banking Corporation, holds at least 90% of the voting rights of Promise Co., Ltd. after the tender offer and a planned subsequent third-party allotment, a shareholders’ meeting and vote in connection with the share exchange will not be required.

The boards of directors of Sumitomo Mitsui Financial Group, Inc., or SMFG, and Promise Co., Ltd., or Promise, have agreed to conduct a statutory share exchange (kabushiki kokan) between the two companies under the Companies Act of Japan (Law No. 86 of 2005), or the Companies Act, pursuant to which shareholders of Promise other than SMFG will become shareholders of SMFG and Promise will become a wholly owned subsidiary of SMFG. As of             , SMFG held directly or indirectly through its wholly owned subsidiary, Sumitomo Mitsui Banking Corporation, or SMBC, Promise common stock representing         % of the voting rights of Promise. On             , the two companies entered into the share exchange agreement setting forth the share exchange ratio and other terms of the share exchange. In the share exchange, holders of Promise common stock other than SMFG will receive              shares of SMFG common stock for each share of Promise common stock they hold.

The share exchange may only be completed upon the approval of the share exchange agreement by shareholders of Promise (excluding the case where SMFG holds, directly or indirectly through SMBC, at least 90% of the voting rights of Promise, in which case Promise’s general meeting of shareholders for the approval of the share exchange agreement is not required) and certain other conditions being satisfied. The additional conditions and other terms of the share exchange are more fully described in this prospectus in the section entitled “The Share Exchange.” Under the current schedule, if the shareholders of Promise approve the share exchange agreement and the other conditions are satisfied, then the share exchange is expected to become effective on             , 2012.

This prospectus has been prepared for holders of Promise common stock who are resident in the United States to provide them with detailed information about the share exchange and the shares of SMFG common stock to be delivered in connection with the share exchange. You are encouraged to read this prospectus in its entirety.

Based on the number of shares of Promise common stock outstanding as of             , SMFG expects to deliver              shares of its common stock in connection with the share exchange. Approximately         % of those shares will be offered to holders of Promise common stock who are resident in the United States. SMFG shares that will be used in the share exchange are currently expected to consist of treasury stock held by SMFG.

The extraordinary general meeting of shareholders, at which holders of Promise common stock will vote on the approval of the share exchange agreement, is currently scheduled to be held on             , 2012 at              in Tokyo, Japan. Shareholders of Promise common stock of record as of the close of business on              will be entitled to vote at such meeting. To attend and vote at the extraordinary general meeting of shareholders, or to vote electronically, Promise shareholders must follow the procedures outlined in the convocation notice and the mail-in voting card and other voting and reference materials that will be distributed by Promise.

Shares of SMFG common stock are traded in yen on the Tokyo Stock Exchange, or TSE, the Osaka Securities Exchange and the Nagoya Stock Exchange. SMFG’s American depositary shares, or ADSs, are listed on the New York Stock Exchange, or NYSE, and are quoted under the ticker symbol “SMFG.” On October 31, 2011, the last reported official sale price of shares of SMFG common stock on the TSE was ¥2,216 per share and the last reported sale price of the ADSs on the NYSE was $5.58 per ADS.

You may have dissenters’ appraisal rights in connection with the share exchange under Japanese law. See page 28 for a further discussion of any dissenters’ rights.

You should carefully consider the risk factors beginning on page 13 of this prospectus.

SMFG IS NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND A PROXY TO SMFG.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be delivered in connection with the share exchange or passed upon the accuracy or adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated             , 2012.

i

REFERENCES TO ADDITIONAL INFORMATION

This prospectus is part of a registration statement on Form F-4, which includes additional important business and financial information about SMFG and Promise that is not included in or delivered with this prospectus. This information is available to you without charge upon your written or oral request. If you would like to receive any of the additional information, please contact:

Masaaki Nomura

Joint General Manager,

Subsidiaries & Affiliates Dept.

Sumitomo Mitsui Financial Group, Inc.

1-2, Marunouchi 1-chome

Chiyoda-ku, Tokyo 100-0005

Japan

Telephone: +81-3-3282-1111

Please note that copies of documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this prospectus.

IN ORDER TO RECEIVE TIMELY DELIVERY OF REQUESTED DOCUMENTS, YOU SHOULD MAKE YOUR REQUEST NO LATER THAN             , 2012, WHICH IS FIVE BUSINESS DAYS BEFORE YOU MUST MAKE A DECISION REGARDING THE SHARE EXCHANGE.

For additional information about SMFG and Promise, see “Where You Can Find More Information.”

References in this prospectus to “yen” and “¥” refer to the lawful currency of Japan and references to “dollars” and “$” refer to the lawful currency of the United States.

In this prospectus, “SMFG” refers to Sumitomo Mitsui Financial Group, Inc., “SMBC” refers to Sumitomo Mitsui Banking Corporation and “Promise” refers to Promise Co., Ltd., in each case on a consolidated basis, except where the context otherwise requires. Also, references to the “share exchange” are to the proposed share exchange between SMFG and Promise, the terms of which are set forth in the share exchange agreement dated              between SMFG and Promise.

As used in this prospectus, “IFRS” means International Financial Reporting Standards as issued by the International Accounting Standards Board, and “J-GAAP” means accounting principles generally accepted in Japan. The consolidated financial information of SMFG incorporated by reference into this prospectus has been presented in accordance with IFRS, except for the risk-weighted capital ratios, the segment results of operations and some other specifically identified information, which are prepared in accordance with J-GAAP and Japanese banking regulations. Unless otherwise stated or the context otherwise requires, all amounts in the financial statements contained in this prospectus are expressed in Japanese yen.

In tables appearing in this prospectus, figures may not be equal to the total of the individual items because of rounding or truncating.

ii

QUESTIONS AND ANSWERS ABOUT THE SHARE EXCHANGE AND THE EXTRAORDINARY GENERAL MEETING OF PROMISE SHAREHOLDERS

Q. What are SMFG and Promise proposing?

A. SMFG, directly or through its wholly owned subsidiary SMBC, the owner of         % of the outstanding shares of Promise as of             , is proposing to acquire the remaining equity interest in Promise by conducting a statutory share exchange (kabushiki kokan) under the Companies Act pursuant to which shareholders of Promise other than SMFG will become shareholders of SMFG, and Promise will become a wholly owned subsidiary of SMFG. On             , SMFG and Promise entered into the share exchange agreement setting forth the final terms of the share exchange.

Q. Why are SMFG and Promise proposing the share exchange?

A. SMFG considers Promise to be one of its core entities in its consumer finance business for the following reasons:

•

although the consumer finance business faces a severe business environment due to strengthened interest-rate ceiling regulation and market scale reduction associated with new restrictions on total money lending volumes, it remains a relatively high-margin and steadily profitable business;

•	SMFG believes that Promise will contribute to the enhancement of SMFG’s client base, as banking and consumer finance have complementary client bases due to the different customer preferences; and

•	credit screening and other know-how of Promise is strategically valuable for the consumer finance business of SMFG.

Based on the recognition that (i) in order to reinforce the consumer finance business of SMFG and to enhance earnings generation capacity promptly, it is necessary to build up an infrastructure accommodating prompt and agile decision-making on a group-wide basis by further strengthening the cooperation between Promise and SMFG group companies; and (ii) in order to effectively achieve the expansion of the consumer finance business centered on Promise, SMFG and SMBC determined that SMFG should make Promise its wholly owned direct subsidiary.

Promise similarly determined that it should become a wholly owned subsidiary of SMFG. In doing so, Promise believes it will be able to implement the following measures:

•	strengthening of its ability to develop operations through proactive utilization of SMBC’s brand and sales channels;

•	bolstering of its overseas business by taking advantage of the SMFG group’s global management resources; and

•	redistribution of management resources to better develop sales promotion.

Promise believes these measures will improve its position in the severe business environment confronting the consumer finance business and enhance its enterprise value. Furthermore, through utilization of the SMFG group’s management resources, Promise hopes to realize more efficient and flexible business management that can contribute to a greater earning capacity.

Q. What will holders of Promise common stock receive in the share exchange?

A. In the share exchange, holders of Promise common stock other than SMFG immediately preceding the effective time of the share exchange will receive              shares of SMFG common stock for each share of Promise common stock they hold. Holders of Promise common stock who have duly exercised their dissenters’ appraisal rights will not receive shares of SMFG common stock for shares of Promise common stock.

Q. How did SMFG and Promise determine the share exchange ratio?

A.

Q. Does the board of directors of Promise recommend the share exchange?

A.

Q. How will fractional shares be treated in the share exchange?

A. If any fractional shares of SMFG common stock would otherwise be allocated to holders of Promise common stock (excluding SMFG) in the share exchange, the integral number of shares representing the aggregate of all fractional shares (disregarding the fractional shares after such aggregation, if any) will be sold through Japanese stock exchanges, or sold to a specified third-party or purchased by SMFG at the prevailing market price. The net cash proceeds from any such sales will be distributed to the former holders of Promise common stock on a proportionate basis in accordance with the respective fractions, with fractional yen amounts rounded up. Distribution of such proceeds typically takes about two months to complete.

Q. How will shareholders with less than a unit of SMFG shares be treated after the share exchange?

A. The articles of incorporation of SMFG provide that 100 shares of its common stock constitute one unit, which will have one voting right. Some holders of Promise common stock may receive less than a unit of SMFG shares of common stock in the share exchange. Holders of less than one unit of shares will be registered in SMFG’s register of shareholders, but shares held by a holder constituting less than one unit will not carry voting rights. A holder of less than one unit of SMFG shares may request that SMFG purchase those shares at their market price. Moreover, SMFG’s articles of incorporation provide that a holder of less than one unit of shares has the right to require SMFG to sell to the holder from any available treasury stock the number of shares that will, when added to the number of shares held by such holder, constitute one unit of shares.

Q. When is the share exchange expected to become effective?

A. If the share exchange agreement is approved, the share exchange is expected to become effective on             , 2012.

Q. What vote of Promise’s shareholders is required to approve the share exchange agreement?

A. The affirmative vote of the holders of at least two-thirds of the voting rights of Promise present or represented at its extraordinary general meeting of shareholders, at which shareholders holding at least one-third of the total voting rights of Promise are present or represented, is required to approve the share exchange agreement. Fifty (50) shares of Promise common stock constitutes one voting right, or unit. However, if, as a result of the tender offer and a separate third-party allotment described under “Recent Developments” in which SMFG subscribed for the shares of Promise, SMFG holds, directly or indirectly through SMBC, at least 90% of the voting rights of Promise, a shareholder vote to approve the share exchange agreement will not be required. If, as anticipated, SMFG, directly or indirectly through SMBC, holds at least two-thirds of the voting rights of Promise after completion of the tender offer and third-party allotment, it will be able to approve the share exchange regardless of how other shareholders of Promise common stock vote on the share exchange.

The following shares, however, are not entitled to vote at the shareholders meeting of Promise:

•	treasury shares held by Promise;

•	shares held by entities in which Promise and/or its subsidiaries hold 25% or more of the voting rights; and

•	shares issued after the record date and shares that have come to constitute one or more units after the record date.

As of September 30, 2011, SMFG held, directly or indirectly, approximately 22% of the voting rights in Promise common stock. In addition, following the third-party allotment, SMFG will hold, directly or indirectly, approximately 72% of the voting rights in Promise common stock, without taking into account any shares acquired by way of the tender offer. SMFG, directly or indirectly, intends to vote in favor of the share exchange at the extraordinary general meeting of shareholders of Promise common stock.

Q. Can the number of shares of SMFG common stock delivered in exchange for each share of Promise common stock be changed between the date of the share exchange agreement and when the transaction is completed?

A. No. The exchange ratio will be fixed and, unless the share exchange agreement is amended, will not change regardless of any changes in the market prices of either SMFG or Promise common stock between the date of the share exchange agreement and the effectiveness of the share exchange. For a more detailed discussion of the fixed exchange ratio, see the first risk factor under “Risk Factors—Risks Related to the Share Exchange.”

Q. Will Promise’s shareholders receive dividends on the Promise shares they hold for the year ending March 31, 2012?

A. No. Promise will not declare any dividend on shares of Promise common stock for the year ending March 31, 2012.

Q. Will the Promise shareholders of record as of March 31, 2012 be given the right to vote at SMFG’s ordinary general shareholders’ meeting planned to be held in June 2012?

A. It has not been determined whether Promise shareholders will have voting rights at SMFG’s shareholders meeting.

Q. How will trading in shares of Promise common stock be affected in connection with the effectiveness of the share exchange?

A. In connection with the share exchange, the shares of Promise common stock will be delisted from the Tokyo Stock Exchange. Under the current schedule, the last day of trading in shares of Promise common stock is expected to be             , 2012, four trading days prior to the effective date of the share exchange, and the Promise shares are expected to be delisted the following trading day.

The shares of SMFG common stock to be allocated on the effective date of the share exchange have been listed on the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange in Japan. The shares of SMFG common stock to be allocated on the effective date of the share exchange can be deposited for ADSs, each representing one-fifth of one share of SMFG common stock, and traded on the New York Stock Exchange in the United States.

Q. What is the record date for voting at the extraordinary general meeting of shareholders?

A. The record date for voting at Promise’s extraordinary general meeting of shareholders for the approval of the share exchange agreement is             . Holders of record of at least one unit of Promise shares of common stock as of the close of business on that date will be eligible to vote at the meeting, which is scheduled to be held on             , 2012. Holders of shares issued after              will not be entitled to vote at the shareholders’ meeting.

Q. How do I vote at the extraordinary general meeting of shareholders?

A. Promise currently uses the unit share system, where one unit consists of 50 shares of Promise common stock. If you have one or more units, you will have voting rights with respect to each unit. You may exercise your voting rights by submitting a vote via the Internet, returning the mail-in voting card, submitting a vote via the electronic proxy voting platform operated by ICJ should such platform be made available or attending the Promise extraordinary general meeting of shareholders in person or through another shareholder with voting rights whom you have appointed as your attorney-in-fact, or through a standing proxy in the case of a non-resident shareholder. Completed mail-in voting cards must be received by Promise by              (Japan time) one business day prior to the shareholders’ meeting.

Promise will distribute to shareholders eligible to vote who are residents of Japan voting and reference materials that will enable those shareholders to exercise their voting rights. For shareholders eligible to vote who are nonresidents of Japan and who have appointed a standing proxy in Japan, Promise will distribute voting and reference materials to the standing proxies, who are expected to deal with those materials according to the terms of their arrangements with the shareholders they represent. For shareholders eligible to vote who are nonresidents of Japan and who have purchased shares of Promise through a securities broker located outside of Japan, Promise will distribute voting and reference materials to the broker’s standing proxy in Japan, who is expected to deal with those materials according to the terms of his/her arrangements with the broker he/she represents. Nonresident Promise shareholders are encouraged to contact their standing proxy in Japan, or broker, to obtain the voting and reference materials and confirm the necessary procedures to exercise their voting rights. For more details relating to the delivery of voting and reference materials and how to vote at the extraordinary general meetings of shareholders, see “The Extraordinary General Meeting of Promise Shareholders—General: Date, Time and Place.”

Promise’s shareholders may exercise their voting rights through the Internet by accessing the website designated by Promise (http://www.webdk.net) and entering the exercise code and password enclosed with the mail-in voting card. Internet voting is available only in Japanese and is available until              (Japan time) one business day prior to the shareholders’ meeting.

An electronic proxy voting platform operated by ICJ may also be made available as a means of electronic voting for institutional investors if properly arranged in advance.

Q. How will shares represented by mail-in voting cards be treated at the extraordinary general meeting of shareholders?

A. The mail-in voting cards used for Promise’s extraordinary general meeting of shareholders will list the proposals to be voted on by shareholders at the meeting, including the approval of the share exchange agreement and any other matters that may properly come before the shareholders’ meeting. A mail-in voting card will allow a shareholder to indicate approval or disapproval with respect to the share exchange agreement and any other proposals to be voted on at the meeting. In accordance with Japanese law, Promise intends to count toward the quorum for the meeting any shares represented by mail-in voting cards that are returned without indicating the approval or disapproval of any of the proposals and count those mail-in voting cards as votes in favor of the share exchange and the other proposals referred to in the mail-in voting cards. A mail-in vote will become void if the shareholder who voted by mail attends the meeting in person or through another shareholder with voting rights whom the shareholder appointed as his or her attorney-in-fact.

Q. May I change my vote after I have submitted a mail-in voting card?

A. Yes. To change your vote after submitting a mail-in voting card, you may subsequently submit a timely vote via the Internet, or attend the extraordinary general meeting of shareholders in person or through another shareholder with voting rights whom you have appointed as your attorney-in-fact or through a standing proxy in the case of a nonresident shareholder.

Q. May I change my vote after I have submitted my vote via the Internet?

A. Should an electronic voting platform be made available, yes. To change your vote after submitting a vote via the Internet, you may submit a timely vote via the Internet, or attend the extraordinary general meeting of shareholders in person or through another shareholder with voting rights whom you have appointed as your attorney-in-fact or through a standing proxy in the case of a nonresident shareholder. If you submit more than one vote via the Internet, the last vote submitted will be counted as your vote unless properly revoked or changed by any of the methods described above.

Q. If my shares are held in “street name” by my broker, will my broker vote them for me without instructions?

A. Whether your broker will vote your shares without your instructions depends on the terms of the agreement entered into by you and your broker. Therefore, you are encouraged to contact your broker directly to confirm the applicable voting procedure.

Q. Do I have dissenters’ appraisal rights in connection with the share exchange?

A. Yes. Under the Companies Act, you are entitled to dissenters’ appraisal rights in connection with the share exchange if you comply with the procedures set forth in the Companies Act and Share Handling Regulations of Promise. Any Promise shareholder of common stock who either:

•

has voting rights at the extraordinary general meeting, and notifies Promise prior to the extraordinary general meeting of shareholders of his or her intention to oppose the share exchange and votes against the approval of the share exchange agreement at the extraordinary general meeting of shareholders; or

•	does not have voting rights at the extraordinary general meeting of shareholders, including any shareholder whose shares constitute less than one unit; and

complies with the other relevant procedures set forth in the Companies Act and Share Handling Regulations of Promise, may demand in writing that Promise purchase his or her shares of common stock at fair value. Such demand must be made within the period from the day 20 days prior to the effective date to the day immediately preceding the effective date of the share exchange.

The failure of a Promise shareholder who is entitled to vote at the extraordinary general meeting of shareholders to provide the required notice prior to the shareholders’ meeting or to vote against the share exchange agreement at the shareholders’ meeting will constitute a waiver of the right to demand that Promise purchase his or her shares of common stock at fair value.

There are other procedural issues that you may wish to consider when deciding whether to exercise your dissenters’ appraisal rights. For a more detailed discussion of dissenters’ appraisal rights, see “The Share Exchange—Dissenters’ Appraisal Rights.” In addition, dissenters’ appraisal rights for shareholders of a company becoming a wholly owned subsidiary through a share exchange are set forth in Articles 785 and 786 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix A.

Q. What are the Japanese tax consequences of the share exchange?

A. In the opinion of SMFG’s Japanese counsel, Nagashima Ohno & Tsunematsu, subject to certain limited exceptions, the share exchange is expected to be a tax-free transaction for Japanese tax purposes for holders of shares of Promise common stock. As such, subject to limited exceptions, as long as nonresident holders of shares of Promise common stock receive only shares of SMFG common stock, such nonresident holders will not recognize any gains or losses for Japanese tax purposes at the time of the share exchange. See “Taxation—Japanese Tax Consequences” for further discussion.

Q. What are the U.S. tax consequences of the share exchange?

A. The share exchange will be a taxable transaction to exchanging or dissenting Promise shareholders. For a more detailed discussion of the material U.S. federal income tax consequences of the share exchange to certain U.S. holders, see “Taxation—United States Federal Income Tax Considerations.” Each U.S. shareholder is strongly urged to consult its own tax advisor concerning the U.S. federal income tax consequences of the transaction as well as the tax consequences under any applicable state, local or non-U.S. tax law.

Q. Whom can I contact with questions?

A. If you have more questions about the share exchange, you should contact:

Masaaki Nomura Joint General Manager, Subsidiaries & Affiliates Dept. Sumitomo Mitsui Financial Group, Inc. 1-2, Marunouchi 1-chome Chiyoda-ku, Tokyo 100-0005 Japan Telephone: +81-3-3282-1111	Kazuyuki Aoki General Manager Corporate Communications Department, CRS Promotion Department Promise Co., Ltd. 2-4, Otemachi 1-chome Chiyoda-ku, Tokyo 100-0004 Japan Telephone: +81-3-3213-2545

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus and documents incorporated by reference contain statements that constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, or the Securities Act, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, that reflect the expectations, assumptions, estimates, and projections of SMFG and Promise about their respective businesses, financial condition and results of operations, as well as their plans and expectations in relation to, and the benefits resulting from, the proposed share exchange and business integration of the SMFG and Promise corporate groups. When included in this prospectus and documents incorporated by reference, the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “probability,” “risk,” “project,” “should,” “seek,” “target,” “will” and similar expressions, among others, identify forward-looking statements. You can also identify forward-looking statements in the discussions of strategy, plans or intentions. Such statements reflect SMFG’s and Promise’s current views with respect to future events and are inherently subject to risks, uncertainties and assumptions, including the risk factors described in this prospectus and documents incorporated by reference. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described here as anticipated, believed, estimated, expected or intended.

The U.S. Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking information to encourage companies to provide prospective information about themselves. SMFG and Promise rely on this safe harbor in making these forward-looking statements.

Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors, and the differences may be material. Potential risks and uncertainties include, without limitation, the following:

•	the lasting effects of the Great East Japan Earthquake and collateral events;

•	the fragility of any economic recovery, both globally and in Japan;

•	declines in the value of SMFG’s securities portfolio;

•	insufficient liquidity;

•	problems of other financial institutions;

•	constraints on operations due to capital adequacy requirements;

•	changes in capital adequacy requirements and in laws and regulations;

•	regulatory limits on the amount of deferred tax assets which may be included in regulatory capital;

•	a significant downgrade of SMFG’s or SMBC’s credit rating;

•	incurrence of significant credit-related costs;

•	SMFG’s ability to successfully implement its business and capital strategy;

•	changes in interest rates and exchange rates;

•	exposure to new risks as SMFG expands the scope of its business;

•	the success of business alliances including those in the consumer finance industry;

•	regulatory sanctions; and

•	the inability to obtain necessary shareholder approval of the share exchange agreement.

You should not place undue reliance on any forward-looking statements. You should consider the risks discussed in “Risk Factors” beginning on page 13 of this prospectus and other documents that are incorporated by reference into this prospectus, including SMFG’s annual report on Form 20-F filed with the SEC on July 29, 2011, which include or refer to important factors that could cause actual results to differ materially from those expressed in any forward-looking statements. SMFG expressly disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date of this prospectus.

SUMMARY

This summary highlights selected information from this prospectus. It does not contain all of the information that may be important to you. You should carefully read this entire prospectus and the other documents to which this document refers for a more complete understanding of the share exchange being considered at the extraordinary general meeting of Promise’s shareholders.

The Companies

Sumitomo Mitsui Financial Group, Inc.

SMFG is the holding company that directly owns 100% of the issued and outstanding shares of Sumitomo Mitsui Banking Corporation, one of the largest commercial banks in Japan, with more than ¥100 trillion in non-consolidated total assets as of March 31, 2011. SMFG is one of the three largest banking groups in Japan with an established presence across all of the consumer and corporate banking sectors. SMFG is engaged in a wide range of financial services, including commercial banking, securities, leasing, credit card, and other services.

SMFG’s subsidiaries in its commercial banking business include, in addition to SMBC, Kansai Urban Banking Corporation, The Minato Bank, Sumitomo Mitsui Banking Corporation Europe and Sumitomo Mitsui Banking Corporation (China). SMFG’s subsidiaries also include SMBC Nikko Securities Inc. and SMBC Friend Securities Co., Ltd. in its securities business; Sumitomo Mitsui Finance and Leasing Company, Limited in its leasing business; and Sumitomo Mitsui Card Company, Limited and Cedyna Financial Corporation in its credit card services business. As of September 30, 2011, SMFG owned approximately 22% of the voting rights of Promise through its subsidiary.

As of March 31, 2011, SMFG had ¥136,471 billion in total assets on a consolidated basis. Its consolidated net profit for the year ended March 31, 2011 was ¥572 billion.

SMFG’s principal executive offices are located at 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan, and its main telephone number is +81-3-3282-8111. SMFG maintains an Internet website at www.smfg.co.jp, the contents of which are not incorporated by reference into this prospectus.

Promise Co., Ltd.

Promise holds a leading position in the Japanese consumer finance market, with      million in outstanding consumer loans and      thousand outstanding loan customers. Promise conducts its consumer loan business through a proprietary network consisting of      unstaffed branches,      automated contract machines,      ATMs and      loan processing machines as well as      tie-up ATMs throughout Japan, in each case as of September 30, 2011.

The core of Promise’s operations is its consumer loan business, consisting mainly of unsecured loans to individuals. In addition, Promise’s affiliate, Mobit Co., Ltd. engages in the consumer loan business.

Promise is party to a consumer finance business alliance and capital alliance with SMFG, to bring together resources such as brand names, customer base, expertise and experience in order to establish a strong consumer finance business in Japan by meeting customers’ various finance needs and providing attractive products.

Promise’s principal executive offices are located at 2-4, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-0004, Japan and its main telephone number is +81-3-3287-1515. Promise maintains an Internet website at www.promise.co.jp, the contents of which are not incorporated by reference into this prospectus.

The Share Exchange (Page 25)

The boards of directors of SMFG and Promise on              resolved to make Promise a wholly owned subsidiary of SMFG through a statutory share exchange under the Companies Act. On             , SMFG and Promise entered into a share exchange agreement setting forth the final terms of the share exchange.

If the terms of the share exchange agreement are approved at the shareholders’ meeting of Promise, which is currently scheduled to be held on             , 2012 and if the other conditions to completing the share exchange are satisfied, the share exchange is expected to be completed on or around             , 2012. If SMFG holds, directly or indirectly through SMBC, at least 90% of the voting rights of Promise, Promise’s general meeting of shareholders for the approval of the share exchange agreement is not required.

As of September 30, 2011 SMFG held, directly or indirectly, Promise common stock representing approximately 22% of the voting rights of Promise. In addition, following the third-party allotment, SMFG will hold, directly or indirectly, approximately 72% of the voting rights in Promise common stock, without taking into account any shares acquired by way of the tender offer. On the date the share exchange becomes effective, Promise shareholders of record immediately preceding the effective time of the share exchange, other than SMFG, will become entitled to receive shares of SMFG common stock in exchange for each share of Promise common stock. The integral number of shares representing the aggregate of all fractional shares (disregarding the fractional shares after such aggregation, if any) will be sold through the Japanese stock exchanges or sold to a specified third-party or purchased by SMFG at the prevailing market price. The net cash proceeds from any such sales will be distributed to the former holders of Promise shares on a proportionate basis in accordance with the respective fractions, with fractional yen amounts rounded up.

Background of the Share Exchange (Page 25)

SMFG considers Promise to be one of its core entities in its consumer finance business for the following reasons:

•

although the consumer finance business faces a severe business environment because of strengthened interest-rate ceiling regulation and market scale reduction associated with new restrictions on total money lending volumes, it remains a relatively high-margin and steadily profitable business;

•	SMFG believes that Promise will contribute to the enhancement of SMFG’s client base as banking and consumer finance have complementary client bases because of the different customer preferences; and

•	credit screening and other know-how of Promise is strategically valuable for the consumer finance business of SMFG.

Based on the recognition that (i) in order to reinforce the consumer finance business of SMFG and to enhance earnings generation capacity promptly, it is necessary to build up an infrastructure accommodating prompt and agile decision-making on a group-wide basis by further strengthening the cooperation between Promise and SMFG group companies; and (ii) in order to effectively achieve the expansion of the consumer finance business centered on Promise, SMFG and SMBC determined that SMFG should make Promise its wholly owned direct subsidiary.

Promise similarly determined that it should become a wholly owned subsidiary of SMFG. In doing so, Promise believes it will be able to implement the following measures:

•	strengthening of its ability to develop operations through proactive utilization of SMBC’s brand and sales channels;

•	bolstering of its overseas business by taking advantage of the SMFG group’s global management resources; and

•	redistribution of management resources to better develop sales promotion.

Promise believes these measures will improve its position in the severe business environment confronting the consumer finance business and enhance its enterprise value. Furthermore, through utilization of the SMFG group’s management resources, Promise hopes to realize more efficient and flexible business management that can contribute to a greater earning capacity.

The Extraordinary General Meeting of Promise Shareholders (Page 22)

General. Promise plans to seek shareholder approval of the share exchange agreement at its extraordinary general meeting of shareholders to be held at                      on                     , 2012 (Japan time) in Tokyo, Japan, unless it is postponed or adjourned. SMBC is conducting a tender offer for shares of Promise, the tender period for which extends from October 18, 2011 to November 30, 2011. However. if, as a result of the tender offer and a separate third-party allotment described under “Recent Developments” in which SMFG subscribed for the shares of Promise, SMFG, directly or indirectly through SMBC holds at least 90% of the voting rights of Promise, a shareholder vote to approve the share exchange agreement will not be required. If, as anticipated, SMFG, directly or indirectly through SMBC holds at least two-thirds of the voting rights of Promise after completion of the tender offer and third-party allotment, it will be able to approve the share exchange regardless of how other shareholders of Promise common stock vote on the share exchange.

Under the Companies Act, notice of convocation of a general meeting of shareholders must be sent at least two weeks in advance to all shareholders of record having voting rights. Promise shareholders not resident in Japan are encouraged to contact their standing proxy in Japan, or their securities broker if they purchased the Promise shares through a securities broker outside of Japan, regarding how to obtain the notice of convocation, which will include voting and reference materials.

Record Date. Shareholders of Promise common stock of record as of the close of business on              will be entitled to receive notice of and to vote at the extraordinary general meeting of shareholders.

Shares Entitled to Vote. Promise shareholders who own as of the close of business on the record date at least one unit of 50 shares of Promise common stock will have one voting right for each unit held. The following shares, however, are not entitled to vote at the shareholders’ meeting of Promise:

•	treasury shares held by Promise;

•	shares held by entities in which Promise and/or its subsidiaries hold 25% or more of the voting rights; and

•	shares issued after the record date and shares that have come to constitute one or more units after the record date.

How to Vote. Promise shareholders may exercise their voting rights by submitting a vote via the Internet, returning their mail-in voting card, submitting a vote via the electronic proxy voting platform operated by ICJ should such platform be made available or attending the extraordinary general meeting of shareholders in person or through another shareholder with voting rights who has been appointed as their attorney-in-fact, or through a standing proxy in the case of a nonresident shareholder.

Required Vote and Quorum. The affirmative vote of two-thirds of the voting rights of Promise represented at the meeting is required to approve the share exchange agreement. The quorum required for the meeting is one-third of the total voting rights of Promise as of the record date.

Shares Held by Directors, Executive Officers, and Affiliates. Based on Promise’s shareholder register as of             , which is the record date of shareholders who will be entitled to vote at the extraordinary general meeting of shareholders, approximately         % of Promise’s outstanding shares of common stock were held directly or indirectly by Promise’s directors, executive officers and affiliates.

Structure of the Share Exchange (Page 27)

Pursuant to the terms of the share exchange agreement, holders of Promise common stock other than SMFG immediately preceding the effective time of the share exchange (other than SMFG and those Promise shareholders who have duly exercised their dissenters’ appraisal rights) will receive              shares of SMFG common stock for each share of Promise common stock they hold. As a result of the share exchange, Promise will become a wholly owned direct subsidiary of SMFG.

Conditions of the Share Exchange Agreement (Page 27)

The obligations of each of SMFG and Promise to complete the share exchange are conditional upon Promise’s shareholders of common stock having approved the share exchange agreement by the requisite vote at the extraordinary general meeting of shareholders. Under the Companies Act, SMFG does not need to obtain shareholder approval at a shareholders’ meeting in order to complete the share exchange.

An English translation of the share exchange agreement will be attached to this prospectus. SMFG urges you to read the English translation of the share exchange agreement in its entirety.

Material Japanese Income Tax Consequences of the Share Exchange (Page 28)

In the opinion of SMFG’s Japanese counsel, Nagashima Ohno & Tsunematsu, subject to certain limited exceptions, the share exchange is expected to be a tax-free transaction for Japanese tax purposes for holders of shares of Promise common stock. As such, subject to limited exceptions, as long as nonresident holders of shares of Promise common stock receive only shares of SMFG common stock, such nonresident holders will not recognize any gains or losses for Japanese tax purposes at the time of the share exchange. See “Taxation—Japanese Tax Consequences” for further discussion.

U.S. Federal Income Tax Consequences of the Share Exchange (Page 28)

The share exchange will be a taxable transaction to exchanging or dissenting Promise shareholders. For a more detailed discussion of the material U.S. federal income tax consequences of the share exchange to certain U.S. holders, see “Taxation—United States Federal Income Tax Considerations.” Each U.S. shareholder is strongly urged to consult its own tax advisor concerning the U.S. federal income tax consequences of the transaction as well as the tax consequences under any applicable state, local or non-U.S. tax law.

Anticipated Accounting Treatment (Page 28)

The share exchange will be treated as an equity transaction in accordance with IFRS.

Dissenters’ Appraisal Rights (Page 28)

Under the Companies Act, you may have dissenters’ appraisal rights in connection with the share exchange. For a more detailed discussion of these rights, see “The Share Exchange—Dissenters’ Appraisal Rights.”

Risk Factors (Page 13)

In determining whether to vote to approve the share exchange agreement, you should carefully consider the risk factors described in this prospectus.

Market Price and Dividend Information (Page 18)

The shares of SMFG and Promise common stock are listed on the First Section of the Tokyo Stock Exchange. SMFG common stock is also listed for trading on the First Section of the Osaka Securities Exchange and the Nagoya Stock Exchange. The ADSs of SMFG are listed on the New York Stock Exchange. The following table sets forth: the closing sale prices of SMFG and Promise common stock as reported on the First Section of the Tokyo Stock Exchange on (i)             , the last trading day before the public announcement of the proposed share exchange by SMFG and Promise; (ii)             , the date of determination of the share exchange ratio and execution of the share exchange agreement; and (iii)             , 2012, the last practicable trading day before the distribution of this prospectus. The table also sets forth the implied equivalent value of Promise common stock on these dates. SMFG urges you to obtain current market quotations for both SMFG and Promise common stock.

	SMFG Common Stock	Promise Common Stock
	Historical	Historical	Implied equivalent value
	¥	¥	¥

, 2012

RISK FACTORS

Investing in SMFG common stock involves risk. In determining whether to vote to approve the share exchange agreement, you should carefully consider the risk factors described below as well as the other information in this prospectus, including the matters addressed under the caption “Cautionary Statement Concerning Forward-Looking Statements.”

Risks Related to the Share Exchange

The exchange ratio for the share exchange will be fixed and will not be adjusted to reflect changes in matters affecting the market prices for SMFG and Promise common stock. As a result, the value of SMFG common stock you receive in the share exchange may be less than the value of your shares when you vote on the share exchange agreement.

Upon the effectiveness of the share exchange, each share of Promise common stock will be exchanged for              shares of SMFG common stock. The ratio at which Promise common stock will be exchanged for SMFG common stock will be fixed and, unless the share exchange agreement is amended, will not be adjusted for matters affecting the market prices of either SMFG or Promise common stock between the date of the share exchange agreement and the effectiveness of the share exchange. Therefore, even if the relative market prices for SMFG and Promise common stock change, there will be no change in the number of shares of SMFG common stock that Promise shareholders will receive in the share exchange.

The value that holders of Promise common stock will receive in the share exchange depends on the market price of SMFG common stock at the effective date of the share exchange; fluctuations of the market price of SMFG common stock prior to the effective date will affect the expected value that a holder of Promise common stock will receive in the share exchange. The value of SMFG common stock to be received in the share exchange (which will occur approximately      days after the extraordinary general meeting of Promise shareholders) may be higher or lower than the value calculated based on the market price of SMFG common stock as of the date of this prospectus or as of the date of the extraordinary general meeting of shareholders, depending on the then-prevailing market prices of SMFG common stock.

Market prices for SMFG and Promise common stock are subject to general price fluctuations in the markets for publicly traded equity securities and have experienced volatility in the past. Stock price changes may result from a variety of factors that are beyond the control of SMFG and Promise, including actual changes in or investor perception of SMFG’s and Promise’s businesses, operations and prospects. Regulatory developments, current or potential legal proceedings and changes in general market and economic conditions may also affect the market prices for SMFG and Promise common stock.

You should obtain and review recent market price quotations for SMFG and Promise common stock before voting on the share exchange agreement. There can be no assurance of the future market prices of SMFG and Promise common stock before the completion of the share exchange or of the market price of SMFG common stock at any time after the completion of the share exchange.

In connection with the effectiveness of the share exchange, it will not be possible to trade shares of Promise common stock during certain periods.

In connection with the share exchange, Promise common stock will be delisted from the Tokyo Stock Exchange. Under the current schedule and assuming the share exchange is completed, the last day of trading in shares of Promise is expected to be four trading days prior to the effective date of the share exchange and the delisting of Promise common stock is expected to be three trading days prior to the effective date of the share exchange. Holders of Promise common stock who will receive shares in the share exchange are expected to be able to sell them beginning on             , 2012. As a result, holders of Promise common stock will not be able to trade their shares, or the SMFG common stock they will be entitled to receive when the share exchange is completed, during the period between the delisting of Promise common stock and effective date of the share exchange. Accordingly, these holders will be subject to the risk of not being able to liquidate their shares for such period, including during a falling market.

A successful legal challenge to the validity of the share exchange following its completion may invalidate the shares of SMFG transferred in the share exchange.

Until six months after the effective date of the share exchange, any of SMFG’s or Promise’s shareholders, directors, corporate auditors or liquidators as of the effective date of the share exchange as well as any of SMFG’s or Promise’s shareholders, directors, corporate auditors, liquidators or a trustee in bankruptcy as of the day on which they may bring a court action, may bring a court action to nullify the share exchange. A court may nullify the share exchange if it finds that a material procedural defect occurred in connection with the share exchange. If any court action challenging the validity of the share exchange is brought, the price or liquidity of SMFG’s shares may be adversely affected, regardless of the merits of the claim. Moreover, if such a court action were successful and a court entered a final and binding judgment, the share exchange would be nullified and the transfer of SMFG shares in the exchange would be invalidated.

Risks of Owning the Shares

Japan’s unit share system imposes restrictions on the rights of shareholders of SMFG common stock that do not constitute a unit.

Pursuant to the Companies Act and related legislation, SMFG’s articles of incorporation provide that 100 shares of SMFG common stock will constitute one unit. Holders of shares that constitute less than one unit do not have voting rights under the Companies Act, which imposes other significant restrictions and limitations on such holders. The transferability of such shares is also significantly limited. Under the unit share system, holders of shares constituting less than one unit have the right to require the issuer to purchase their shares. In addition, SMFG’s articles of incorporation provide that a holder of less than one unit of SMFG shares may request that SMFG sell to such holder the number of shares that will, when added to the shares constituting less than one unit, constitute one unit of shares, as long as SMFG has treasury stock to sell upon such request.

Rights of shareholders under Japanese law are different than those under the laws of other jurisdictions.

The articles of incorporation, share handling regulations and regulations of the board of directors and the provision of the Companies Act relating to joint stock corporations govern the affairs of SMFG. Legal principles relating to such matters as the validity of corporate actions, directors’ and officers’ fiduciary duties and shareholders’ rights may be different from or less clearly defined than those that would apply if SMFG were incorporated in another jurisdiction. Shareholders’ rights under Japanese law are different in a number of respects and may not be as extensive as shareholders’ rights under the laws of other countries or jurisdictions within the United States. For example, under the Companies Act, only holders of 3% or more of a joint stock corporation’s voting rights or total issued shares (excluding treasury stock) are entitled to examine the company’s accounting books and records. In addition, you may have more difficulty in asserting your rights as a shareholder than you would as a shareholder of a corporation organized in another jurisdiction.

Because of daily price range limitations under Japanese stock exchange rules, you may not be able to sell SMFG shares at a particular price on any particular trading day, or at all.

Stock prices on Japanese stock exchanges are determined on a real-time basis by the equilibrium between bids and offers. These exchanges are order-driven markets without specialists or market makers to guide price formation. To prevent excessive volatility, these exchanges set daily upward and downward price fluctuation limits for each listed stock, based on the previous day’s closing price. Although transactions on a given Japanese stock exchange may continue at the upward or downward price limit, if the price limit is reached on a particular trading day, no transactions on that exchange may take place outside these limits. Consequently, an investor wishing to sell shares on a Japanese stock exchange at a price outside of the relevant daily limit may be unable to complete the sale through that exchange on that particular trading day. In addition, any suspension of trading on a Japanese stock exchange could prevent investors from trading SMFG shares.

RECENT DEVELOPMENTS

Tender Offer and Third-party Allotment of Promise Shares

On September 30, 2011, SMFG announced a multistep process for making Promise a wholly owned subsidiary of SMFG, including a tender offer by SMBC for the outstanding shares of Promise common stock, Promise stock acquisition rights and Promise bonds with stock acquisition rights not held by SMBC, and subscription by SMFG or SMBC to a third-party allotment of shares of Promise common stock. The share exchange described herein is expected to be the final step for completing this process.

Tender Offer

On September 30, 2011, the board of directors of SMBC resolved that SMBC would conduct a tender offer for outstanding shares of common stock and other equity securities of Promise in order to make Promise a wholly owned subsidiary of SMFG. On the same day, the board of directors of Promise approved a resolution expressing an opinion in favor of the tender offer by SMBC, recommending that the shareholders of Promise common stock tender their shares. The recommendation was based, in part, on an opinion on the appropriateness of the tender offer that Promise received from a third party. Under the terms of the tender offer, SMBC offered to acquire shares of Promise common stock for ¥780 per share, Promise’s First Series of Stock Acquisition Rights for ¥1 per stock acquisition right, Promise’s Second Series of Stock Acquisition Rights for ¥1 per stock acquisition right, Promise’s Third Series of Stock Acquisition Rights for ¥1 per stock acquisition right, and Promise’s Bonds with Stock Acquisition Rights for ¥2,765,880 per ¥10,000,000 face value Bond with Stock Acquisition Rights. Promise agreed with SMFG that, should a share exchange be implemented, Promise would redeem all Bonds with Stock Acquisition Rights remaining outstanding following the tender offer prior to the share exchange for the redemption price determined in accordance with the terms and conditions of the Bonds, which shall be at least their nominal face value. The tender offer period extends from October 18, 2011 to November 30, 2011. The tender offer is not subject to a minimum or maximum amount and thus all tendered shares will be purchased by SMBC. The tender offer may be withdrawn upon the occurrence of certain events, including but not limited to false statements or omissions in Promise’s statutory disclosure documents, pursuant to the Order for Enforcement of the Financial Instruments and Exchange Act, or the Order. Furthermore, SMBC may reduce the purchase price should Promise take any of the actions enumerated in Article 13, paragraph 1 of the Order, such as a stock split or an allotment of shares or stock acquisition rights without any contribution.

Third-party Allotment of Promise Common Stock

On September 30, 2011, Promise, SMFG and SMBC executed an Agreement on Subscription for Shares. Pursuant to this agreement, on December 26, 2011, Promise expects to complete a third-party allotment under which SMFG or SMBC expects to subscribe for 225,988,700 shares of Promise common stock at an issue price of ¥531 per share. The net proceeds of the third-party allotment are expected to be approximately ¥119,999,999,700, which are expected to be applied to redemption of Promise’s U.S. dollar-denominated debenture bonds, repayment of loans, and investment for sales promotion. As a result of the third-party allotment, SMFG expects to own, directly or indirectly, approximately 72% of the outstanding voting rights of Promise in common stock, without taking into account any shares acquired by way of the tender offer. The subscription agreement prevents Promise from directly or indirectly frustrating the purpose of the third-party allotment by any means (including, but not limited to entering into a business combination, internal reorganization, or the transfer of shares, business units or assets) through the conclusion of the third-party allotment. While SMFG, SMBC and Promise have agreed to implement the third-party allotment irrespective of the results of the tender offer, the parties have also agreed that subscription by SMFG or SMBC is subject to certain conditions, including that Promise will not change or revoke the resolution in which its board of directors opined that it is in favor of the tender offer and recommends shareholders tender their shares.

SELECTED HISTORICAL FINANCIAL DATA OF SMFG

IFRS Selected Financial Data

The following selected financial data at and for each of the two years ended March 31, 2011 and 2010 and for the year ended March 31, 2009 are derived from the audited IFRS consolidated financial statements of SMFG incorporated into this prospectus by reference to SMFG’s annual report on Form 20-F filed with the SEC on July 29, 2011. The following selected data at September 30, 2011 and for each of the six months ended September 30, 2011 and 2010 are derived from the unaudited IFRS consolidated financial statements of SMFG incorporated into this prospectus by reference to SMFG’s current report on Form 6-K filed with the SEC on January             , 2012. You should read these data together with “Operating and Financial Review and Prospects,” and “Operating Results and Financial Condition” and SMFG’s consolidated financial statements incorporated into this prospectus by reference to SMFG’s Annual Report on Form 20-F filed with the SEC on July 29, 2011 and SMFG’s current report on Form 6-K filed with the SEC on January             , 2012.

	For the fiscal year ended March 31,			For the six months ended September 30,
	2011	2010	2009	2011	2010
	(In millions, except per share data)			(In millions, except per share data)
Consolidated income statement data:
Interest income	¥1,720,181	¥1,766,047	¥2,164,048	¥	¥
Interest expense	311,056	346,810	676,293

Net interest income	1,409,125	1,419,237	1,487,755

Fee and commission income	806,704	650,437	570,603
Fee and commission expense	132,560	121,716	116,240

Net fee and commission income	674,144	528,721	454,363

Net trading income	324,479	330,130	134,298
Net income (loss) from financial assets at fair value through profit or loss	30,116	75,579	(17,951)
Net investment income	235,911	178,552	159,511
Other income	204,470	232,334	193,119

Total operating income	2,878,245	2,764,553	2,411,095

Impairment charges on financial assets	433,928	258,641	1,240,710

Net operating income	2,444,317	2,505,912	1,170,385

General and administrative expenses	1,293,546	1,096,957	992,487
Other expenses	212,292	236,760	261,770

Operating expenses	1,505,838	1,333,717	1,254,257

Share of post-tax loss of associates and joint ventures	5,796	37,461	54,318

Profit (loss) before tax	932,683	1,134,734	(138,190)

Income tax expense (benefit)	361,165	488,041	(56,166)

Net profit (loss) for the fiscal year	¥571,518	¥646,693	¥(82,024)	¥	¥

Profit (loss) attributable to:
Shareholders of Sumitomo Mitsui Financial Group, Inc.	¥464,007	¥528,692	¥(154,954)	¥	¥
Non-controlling interests	107,511	118,001	72,930

	For the fiscal year ended March 31,			For the six months ended September 30,
	2011	2010	2009	2011	2010
	(In millions, except per share data)			(In millions, except per share data)
Earnings per share:
Basic	¥328	¥512	¥(214)	¥	¥
Diluted	328	482	(260)
Weighted average number of common shares in issue (in thousands of shares)	1,394,391	1,017,066	772,349
Dividends per share in respect of each fiscal year:
Common stock	¥105	¥65	¥140	¥	¥
	$1.26	$0.70	$1.43	$	$
Preferred stock (Type 4)(1):
First series	¥—	¥135,000	¥135,000	¥	¥
	$—	$1,451	$1,374	$	$
Second series	¥—	¥135,000	¥135,000	¥	¥
	$—	$1,451	$1,374	$	$
Third series	¥—	¥135,000	¥135,000	¥	¥
	$—	$1,451	$1,374	$	$
Fourth series	¥—	¥135,000	¥135,000	¥	¥
	$—	$1,451	$1,374	$	$
Ninth series	¥—	¥135,000	¥135,000	¥	¥
	$—	$1,451	$1,374	$	$
Tenth series	¥—	¥135,000	¥135,000	¥	¥
	$—	$1,451	$1,374	$	$
Eleventh series	¥—	¥135,000	¥135,000	¥	¥
	$—	$1,451	$1,374	$	$
Twelfth series	¥—	¥135,000	¥135,000	¥	¥
	$—	$1,451	$1,374	$	$
Preferred stock (Type 6)(2)	¥88,500	¥88,500	¥88,500	¥	¥
	$1,064	$951	$901	$

	At March 31,			At September 30,
	2011	2010	2009	2011
	(In millions)			(In millions)
Consolidated statement of financial position data:
Total assets	¥136,470,927	¥122,992,929	¥119,334,876	¥
Loans and advances	71,020,329	71,634,128	74,669,294
Total liabilities	128,919,722	115,431,259	114,418,861
Deposits	90,469,098	85,697,973	83,231,234
Borrowings	12,548,358	7,321,484	6,423,003
Total equity	7,551,205	7,561,670	4,916,015
Capital stock	2,337,896	2,337,896	1,370,777

(1)	All shares of the Type 4 preferred stock were converted to common stock by January 28, 2010, and no shares of Type 4 preferred stock were outstanding thereafter.
(2)	On April 1, 2011, SMFG acquired and cancelled all of the outstanding Type 6 preferred stock.

MARKET PRICE AND DIVIDEND INFORMATION

Market Price Information

SMFG common stock is listed on the First Sections of the Tokyo Stock Exchange, the Osaka Securities Exchange and the Nagoya Stock Exchange and SMFG ADSs are listed on the New York Stock Exchange. Promise common stock is listed on the First Section of the Tokyo Stock Exchange.

The following table sets forth, for the periods indicated, the reported high and low sales prices per share of SMFG and Promise common stock on the First Section of the Tokyo Stock Exchange.

	SMFG Common Stock		Promise Common Stock
	Price per Share		Price per Share
	High	Low	High	Low
	(In yen)		(In yen)
Fiscal year ended March 31, except quarter and month data:
2006	¥13,700	¥6,590	¥8,720	¥6,440
2007	13,900	10,100	7,710	3,370
2008	12,100	6,330	4,570	2,325
2009	9,640	2,585	3,600	1,168
2010:
First quarter	4,520	2,905	1,749	1,190
Second quarter	4,240	2,970	1,243	469
Third quarter	3,500	2,610	786	491
Fourth quarter	3,160	2,591	1,127	643
Full year	4,520	2,591	1,749	469
2011:
First quarter	3,355	2,500	1,022	563
Second quarter	2,743	2,424	781	573
Third quarter	2,949	2,325	676	304
Fourth quarter	3,225	2,235	890	469
Full year	3,355	2,235	1,022	304
2012:
First quarter	2,652	2,251	777	524
Second quarter	2,621	2,055	732	491
Third quarter (through October 31)	2,312	2,060	778	759
Most recent six months:
May	2,623	2,281	777	542
June	2,494	2,251	702	559
July	2,621	2,389	732	663
August	2,539	2,161	680	498
September	2,279	2,055	659	491
October	2,312	2,060	778	759

The following table sets forth, for the periods indicated, the high and low trading prices for SMFG’s ADSs on the New York Stock Exchange since their listing on November 1, 2010.

	Price per ADS
	High	Low
	(In dollars)
Fiscal year ended March 31, except quarter and month data:
2011 (from November 1, 2010):
Third quarter	7.21	5.75
Fourth quarter	7.77	6.01
2012:
First quarter	6.46	5.55
Second quarter	6.47	5.12
Third quarter (through October 31)	6.05	5.32
Most recent six months:
May	6.46	5.55
June	6.18	5.59
July	6.47	6.01
August	6.46	5.43
September	5.85	5.12
October	6.05	5.32

The following table sets forth the closing trading prices of SMFG and Promise common stock as reported on the First Section of the Tokyo Stock Exchange on (i)             , the last trading day before the public announcement of the proposed share exchange by SMFG and Promise; (ii)             , the date of determination of the share exchange ratio and execution of the share exchange agreement; and (iii)             , 2012, the last practicable trading day before the distribution of this prospectus. The table also sets forth the implied equivalent value of Promise common stock on these dates. SMFG urges you to obtain current market quotations for both SMFG and Promise common stock.

	SMFG Common Stock	Promise Common Stock
	Historical	Historical	Implied equivalent value
	¥	¥	¥

, 2012

Dividend Information

The following table sets forth, for the periods indicated, the dividends per share paid on SMFG and Promise common stock.

	SMFG Common Stock(1)		Promise Common Stock(1)
Fiscal year ended March 31,
2007	¥70	(2)	¥105
2008	120	(2)	40
2009	90	(2)	20
2010	100		10
2011	100		—

Notes:

(1)	Dividends per share based on dividends in respect of each fiscal year including dividends proposed after current year end but not recognized in the financial statements and excluding dividends in respect of the previous fiscal year declared in current fiscal year.
(2)	Dividends per share paid on SMFG have been retroactively adjusted to reflect the 100-for-1 stock split effective on January 4, 2009.

The declaration and payment of future dividends by SMFG are subject to future earnings, financial condition and other factors, including statutory and other restrictions with respect to the payment of dividends. For the fiscal year ending March 31, 2012, SMFG currently expects to pay dividends of ¥100 per share of common stock. Promise will not declare any dividend on shares of Promise common stock for the fiscal year ending March 31, 2012.

CURRENCY EXCHANGE RATE DATA

The following table sets forth for the indicated periods the median exchange rates for buying and selling spot dollars by telegraphic transfer against yen as determined by SMBC, expressed in Japanese yen per $1.00.

	High	Low	Period end	Average(1)
	(Yen per dollar)
Fiscal year ended March 31,
2007	¥121.79	¥109.62	¥118.09	¥113.80
2008	123.95	97.05	100.19	114.13
2009	110.29	87.47	98.23	100.68
2010	100.76	86.31	93.05	92.61
2011	94.43	79.31	83.15	85.22
Most recent six months:
May	82.15	80.33	80.88	81.24
June	81.43	80.04	80.68	80.56
July	81.31	77.86	77.86	79.52
August	79.14	76.67	76.75	77.28
September	77.58	76.25	76.65	76.88
October	77.76	75.99	77.76	76.65

Note:

(1)	Average exchange rates have been calculated by using the average of the exchange rates on the last day of each month during a fiscal year, except for the monthly average rate, which represents the average of the exchange rates for each day of that month.

The median exchange rate quotation by SMBC for buying and selling spot dollars by telegraphic transfer against yen on October 31, 2011 was ¥77.76 = $1.00.

These exchange rates are reference rates and are neither necessarily the rates used to calculate ratios nor the rates used to convert dollars to yen in the consolidated financial statements contained in the documents incorporated by reference.

THE EXTRAORDINARY GENERAL MEETING OF PROMISE SHAREHOLDERS

The affirmative vote of the holders of at least two-thirds of the voting rights of Promise present or represented at its extraordinary general meeting of shareholders, at which shareholders holding at least one-third of the total voting rights of Promise are present or represented, is required to approve the share exchange agreement. Fifty (50) shares of Promise common stock constitutes one voting right, or unit. However, if, as a result of the tender offer and a separate third-party allotment described under “Recent Developments” in which SMFG subscribed for the shares of Promise, SMFG, directly or indirectly through SMBC, holds at least 90% of the voting rights of Promise, a shareholder vote to approve the share exchange agreement will not be required. If, as anticipated, SMFG, directly or indirectly through SMBC, holds at least two-thirds of the voting rights of Promise after completion of the tender offer and third-party allotment, it will be able to approve the share exchange agreement regardless of how other shareholders of Promise common stock vote on the share exchange agreement.

General: Date, Time and Place

Promise will distribute mail-in voting cards to holders of Promise common stock who have voting rights as of the record date (or to their standing proxies in Japan, as appropriate) at its extraordinary general meeting of shareholders. This shareholders’ meeting is currently scheduled to be held at              on             , 2012 (Japan time) in Tokyo, Japan. Promise will distribute the mail-in voting cards, together with the notice of convocation of the meeting and reference materials concerning the exercise of voting rights, by mail to holders of Promise common stock who have voting rights as of the record date.

Nonresident shareholders are required to appoint a standing proxy in Japan directly or indirectly through their securities broker or designate a mailing address in Japan. For shareholders not resident in Japan and who have a standing proxy in Japan, Promise will distribute the mail-in voting cards and notice of convocation to their standing proxy in Japan, who may then convey those materials to the shareholders according to the terms of the respective proxy agreements. Such shareholders are encouraged to contact their standing proxy in Japan to confirm the applicable voting procedure. For shareholders not resident in Japan and who have purchased Promise shares through a securities broker located outside of Japan, such shareholders are encouraged to ask their broker to obtain the voting and reference materials from the broker’s standing proxy in Japan. For shareholders not resident in Japan and who have designated a mailing address in Japan, Promise will send a mail-in voting card and notice of convocation to that mailing address.

The purpose of the extraordinary general meeting of shareholders will be to consider and to vote upon the approval of the share exchange agreement.

Record Date, Shares Entitled to Vote, Quorum

Record Date

The record date for the extraordinary general meeting of shareholders is             . Holders of record of Promise common stock who have voting rights as of the close of business on the record date will be entitled to receive notice of and to vote at the shareholders’ meeting and to receive notices of any adjournments or postponements of the meeting. Based on Promise’s shareholder register as of the record date, of the              shares of Promise common stock outstanding, directors, executive officers and affiliates of Promise owned an aggregate of              shares, representing approximately         % of Promise’s outstanding shares, of which no shares were held by affiliates that did not have voting rights as set forth in the second bullet of “—Shares Entitled to Vote” below.

Shares Entitled to Vote

Promise currently uses the unit share system (tan-gen kabu seido), where one unit consists of 50 shares of Promise common stock. Each unit is entitled to one vote, and shares constituting less than one unit are not entitled to vote. Regardless of the number of shares, the following shares are not entitled to vote at, and are not counted in determining the quorum for, the extraordinary general meeting of shareholders:

•	treasury shares held by Promise;

•	shares held by entities in which Promise (together with its subsidiaries) holds 25% or more of the voting rights; and

•	shares issued after the applicable record date and shares that have come to constitute one or more unit after the record date.

How to Vote, Required Vote

How to Vote

Promise shareholders may exercise their voting rights by submitting a vote via the Internet, returning their mail-in voting card, submitting a vote via the electronic proxy voting platform operated by ICJ should such platform be made available or attending the extraordinary general meeting of shareholders in person or through another shareholder with voting rights who has been appointed as their attorney-in-fact, or through a standing proxy in the case of a nonresident shareholder.

Mail-in voting cards will allow a shareholder with a right to vote at the shareholders’ meeting to indicate his or her approval or disapproval with respect to each proposal at the meeting, including the share exchange agreement. Completed mail-in voting cards must be received by Promise by              (Japan time) one business day prior to the shareholders’ meeting.

In accordance with applicable Japanese law, Promise intends to:

•	count toward the quorum for its shareholders’ meeting any shares represented by mail-in voting cards that are returned without indicating the approval or disapproval of any of the proposals; and

•	count the shares represented by mail-in voting cards returned in this manner as votes in favor of the share exchange agreement and other proposals referred to in the mail-in voting cards.

Voting rights may be exercised through the Internet by accessing the website designated by Promise (http://www.webdk.net) and entering the exercise code and password provided with the mail-in voting card. Internet voting is available only in Japanese and is available until              (Japan time) one business day prior to the shareholders’ meeting.

An electronic proxy voting platform operated by ICJ may also be made available as a means of electronic voting for institutional investors if properly arranged in advance.

Required Vote and Quorum

The affirmative vote of at least two-thirds of the voting rights of Promise present or represented at the extraordinary general meeting of shareholders (including, but not limited to, those submitted via the Internet, the mail-in voting card or electronic proxy voting platform should one be made available) is required to approve the share exchange agreement. The quorum for a vote on the share exchange agreement to be voted on at the extraordinary general meeting of shareholders is at least one-third of the total voting rights of Promise as of the record date. However, if, as a result of the tender offer and a separate third-party allotment described under “Recent Developments” in which SMFG subscribed for the shares of Promise, SMFG, directly or indirectly through SMBC, holds at least 90% of the voting rights of Promise, a shareholder vote to approve the share exchange agreement is not required. If, as anticipated, SMFG, directly or indirectly through SMBC, holds at least two-thirds of the voting rights of Promise after completion of the tender offer and third-party allotment, it will be able to approve the share exchange agreement regardless of how other shareholders of Promise common stock vote on the share exchange agreement.

Revocation

Any shareholder who votes by submitting a mail-in voting card may revoke it by subsequently submitting a timely vote via the Internet, or by attending the shareholders’ meeting in person or through another shareholder having voting rights who has been appointed as the shareholder’s attorney-in-fact or through a standing proxy in the case of a nonresident shareholder. Any shareholder who votes via the Internet may change his or her vote through a subsequent vote via the Internet, or by attending the shareholders’ meeting or through another shareholder having voting rights who is appointed as the shareholder’s attorney-in-fact or through a standing proxy in the case of a nonresident shareholder. Should voting via the Internet be available, it will always prevail over a mail-in voting card, and if a shareholder submits more than one vote via the Internet, the last vote submitted will be counted as the shareholder’s vote unless properly revoked or changed at the shareholders’ meeting.

No Solicitation of Proxies, Consents or Authorizations

Promise’s management is not soliciting proxies, consents or authorizations with respect to the share exchange prior to the shareholders’ meeting. Promise will not solicit any separate form of proxy, consent, or authorization from the mail-in voting cards distributed in accordance with the Companies Act.

THE SHARE EXCHANGE

This section of the prospectus describes material aspects of the proposed share exchange including certain terms of the share exchange agreement. While SMFG believes this description covers the material aspects of the share exchange, it may not contain all of the information that is important to you and is qualified in its entirety by reference to the share exchange agreement, the English translation of which will be incorporated herein by reference in its entirety and included in this prospectus. You should carefully read this entire prospectus for a more complete understanding of the share exchange.

General

The boards of directors of SMFG and Promise have agreed to conduct a statutory share exchange (kabushiki kokan) between the two companies under the Companies Act pursuant to which shareholders of Promise other than SMFG will become shareholders of SMFG, and Promise will become a wholly owned subsidiary of SMFG. On             , the two companies entered into the share exchange agreement setting forth the share exchange ratio and other terms of the share exchange. Under the share exchange agreement, which is subject to approval by shareholders of Promise, holders of Promise common stock other than SMFG will receive              shares of SMFG common stock for each share of Promise common stock they hold.

The share exchange can only be completed if the share exchange agreement is approved by shareholders of Promise (excluding the case where SMFG holds, directly or indirectly through SMBC, at least 90% of the voting rights of Promise, in which case Promise’s general meeting of shareholders for the approval of the share exchange agreement is not required) and certain other conditions are satisfied. If the share exchange agreement is approved at the extraordinary general meeting of shareholders, and if the other conditions to completing the share exchange are satisfied, the share exchange is expected to become effective on             , 2012. Promise’s extraordinary general meeting of shareholders is scheduled to be held on             , 2012.

Holders of record of Promise common stock as of the close of business on             , 2012 will receive a notice of convocation of the extraordinary general meeting of shareholders, including the voting and reference materials that contain the terms and conditions of the share exchange. Holders of Promise common stock outside Japan who have appointed a standing proxy in Japan directly or indirectly through their securities broker are expected to receive this notice through their standing proxy or broker, as applicable, if so provided in their proxy agreement.

Background of the Share Exchange

SMFG considers Promise to be one of its core entities in its consumer finance business for the following reasons:

•

although the consumer finance business faces a severe business environment due to strengthened interest rate ceiling regulation and market scale reduction associated with new restrictions on total money lending volumes, it remains a relatively high-margin and steadily profitable business;

•	SMFG believes that Promise will contribute to the enhancement of SMFG’s client base as banking and consumer finance have complementary client bases due to the different customer preferences; and

•	credit screening and other know-how of Promise is strategically valuable for the consumer finance business of SMFG.

While the business environment for Promise remains severe, Promise has proactively promoted business structure reform in order to establish a solid foundation with an aim of becoming the “No. 1 consumer finance company both in terms of quality and quantity.” Specifically, Promise has implemented measures such as: (i) streamlining its business operation through the total elimination of its staffed branches and substantial personnel downsizing; (ii) transforming its operational framework effectively while providing sophisticated services to its customers, including by integration with Sanyo Shinpan Finance Co., Ltd. and At-Loan Co., Ltd.; and (iii) expanding its operations through installation of its loan agreement machines and ATMs for SMBC in the branches of Promise, making loan agreement machines in SMBC’s branches available for Promise, and commencing guarantee services to a part of the card-type loans made by ORIX Credit Corporation.

In light of the severe business environment faced by consumer finance companies in Japan, from time to time, SMFG, SMBC and SMFG’s group companies, including Promise, have held discussions about how to best approach the issues facing the industry. Based on these discussions and the recognition that (i) in order to reinforce the consumer finance business of SMFG and to enhance earnings generation capacity promptly, it is necessary to build up an infrastructure accommodating prompt and agile decision-making on a group-wide basis by further strengthening the cooperation between Promise and SMFG group companies; and (ii) in order to effectively achieve the expansion of the consumer finance business centered on Promise, it is necessary to strengthen financial base of Promise, SMFG and SMBC determined that SMFG should make Promise its wholly owned direct subsidiary.

On August 1, 2011, SMFG and SMBC initiated formal discussions with Promise regarding the possibility of making Promise a wholly owned subsidiary of SMFG.

On August 3, 2011, SMBC retained Nagashima Ohno & Tsunematsu as its Japanese legal advisor. On August 4, 2011, SMBC retained Davis Polk & Wardwell LLP as its U.S. legal advisor. On August 23, 2011, SMFG and SMBC retained Goldman Sachs Japan Co., Ltd. as their financial advisor.

On August 2, 2011, Promise began consulting UBS Securities Japan Ltd regarding the tender offer and third-party allotment and officially retained UBS as its financial advisor on September 30, 2011. On August 4, 2011, Promise retained Nishimura & Asahi as its Japanese legal advisor.

Between August 1, 2011, and September 29, 2011, members of SMBC and Promise management held multiple meetings to consider the structure, timing and other features of the transaction.

On August 3, 2011, for the purpose of ensuring the appropriateness and fairness of the tender offer and third-party allotment, and for ensuring the transparency and objectivity of the negotiations and decision-making process regarding the same, Promise established a committee consisting of three members: Mr. Shinji Mizuno, attorney at law of Hibiya Park Law Offices, who is an external expert independent of Promise, SMBC and SMFG, and Messrs. Hiroaki Mori and Takanori Yasunaga, external auditors of Promise.

The committee met five times between August 11, 2011, and September 28, 2011 and considered the appropriateness of the transaction. At such meetings, the committee received explanations from Promise about: (a) the contents of the proposal made by SMBC; (b) the state of discussions and negotiations with SMBC with respect to the conditions of the tender offer, including the tender offer price, and certain other conditions including those for making Promise a wholly owned subsidiary of SMBC; and (c) the purpose of the series of planned procedures to be implemented after and depending on the results of the tender offer. The committee also considered how Promise’s enterprise value was expected to be enhanced through becoming a wholly owned subsidiary of SMFG. Additionally, the committee reviewed a share valuation report of Promise and opinion that was submitted by a third party to Promise and received explanations of such report and opinion from the third party. Based on these considerations, on September 29, 2011, the committee determined that: (i) the conditions of the tender offer, including the tender offer price, are appropriate; and (ii) it is appropriate for Promise to decide that conditions of the tender offer, including the tender offer price, are not unfavorable to the minority shareholders of Promise, and thus (iii) it is appropriate for Promise to express its view in favor of the tender offer.

On September 30, 2011, Promise’s Board of Directors resolved to conduct a capital raising through a third-party allotment of shares to be allocated to SMFG or SMBC. On the same day, the boards of directors of SMFG and SMBC resolved that SMFG or SMBC will subscribe to the Promise shares to be issued in such third-party allotment.

On September 30, 2011, SMFG, SMBC and Promise announced that they had signed a basic agreement to make Promise a wholly owned subsidiary of SMFG. Promise also made an announcement recommending its shareholders tender their shares in the tender offer. The announcement noted that following the conclusion of the tender offer, SMFG and Promise would decide whether to implement a share exchange to make Promise a wholly owned subsidiary of SMFG. The announcement further stated that should SMFG and Promise decide to conduct a share exchange, the share exchange ratio, while subject to further negotiation, would be determined based on the tender offer price of ¥780 per share of Promise common stock.

On October 18, 2011, SMBC commenced the tender offer for the outstanding shares and other equity securities of Promise. The tender offer period is scheduled to end on November 30, 2011.

Determination of the Promise Board of Directors

Material Terms of the Share Exchange

On             , SMFG and Promise entered into a share exchange agreement setting forth the terms of the share exchange. The following is a summary of material provisions of the share exchange agreement, the English translation of which will be incorporated by reference in its entirety and attached to this prospectus. SMFG urges you to read the English translation of the share exchange agreement in its entirety. This summary is qualified in its entirety by reference to the share exchange agreement.

Structure of the Share Exchange

On             , SMFG and Promise will conduct a statutory share exchange (kabushiki kokan) under the Companies Act, through which SMFG will acquire all outstanding shares of Promise (excluding Promise treasury stock, which will be cancelled prior to the share exchange, and shares of Promise owned by SMFG), making SMFG the sole shareholder of Promise and Promise a wholly owned subsidiary of SMFG.

Each share of Promise common stock (excluding Promise treasury stock, which will be cancelled prior to the share exchange, and shares of Promise held by SMFG) held by shareholders immediately preceding the time SMFG acquires all of the issued and outstanding shares of Promise through the share exchange will be exchanged for              shares of SMFG common stock.

Shareholders Meeting of Promise

Promise will seek a resolution approving the share exchange agreement at the extraordinary general meeting of shareholders, scheduled to be held on             , 2012.

Articles of Incorporation of Promise

It has not determined whether and to what extent the articles of incorporation of Promise would be proposed to be amended at the extraordinary general shareholders meeting required to be held in connection with the share exchange.

Granting of Voting Rights to Shareholders of Promise

It has not been determined whether Promise shareholders will have voting rights at SMFG’s June 2012 shareholders’ meeting.

Conditions of the Share Exchange Agreement

The obligations of each of SMFG and Promise to complete the share exchange are subject to Promise’s shareholders of common stock having approved the share exchange agreement by the requisite vote at the extraordinary general meeting of its shareholders (excluding the case where SMFG holds, directly or indirectly through SMBC, at least 90% of the voting rights of Promise, in which case Promise’s general meeting of shareholders for the approval of the share exchange agreement is not required). Under the Companies Act, SMFG does not need to obtain shareholder approval at a shareholders’ meeting to complete the share exchange.

Material Japanese Income Tax Consequences of the Share Exchange

In the opinion of SMFG’s Japanese counsel, Nagashima Ohno & Tsunematsu, subject to certain limited exceptions, the share exchange is expected to be a tax-free transaction for Japanese tax purposes for holders of shares of Promise common stock. As such, subject to limited exceptions, as long as nonresident holders of shares of Promise common stock receive only shares of SMFG common stock, such nonresident holders will not recognize any gains or losses for Japanese tax purposes at the time of the share exchange. See “Taxation—Japanese Tax Consequences” for further discussion.

U.S. Federal Income Tax Consequences of the Share Exchange

The share exchange will be a taxable transaction to exchanging or dissenting Promise shareholders. For a more detailed discussion of the material U.S. federal income tax consequences of the share exchange to certain U.S. holders, see “Taxation—United States Federal Income Tax Considerations.” Each U.S. shareholder is strongly urged to consult its own tax advisor concerning the U.S. federal income tax consequences of the transaction, as well as the tax consequences under any applicable state, local or non-U.S. tax law. See “Taxation—United States Federal Income Tax Considerations.”

Required Regulatory Approvals

All regulatory approvals required in order to consummate the share exchange were obtained in connection with the tender offer described in “Recent Developments—Tender Offer” above.

Anticipated Accounting Treatment

The share exchange will be treated as an equity transaction in accordance with IFRS.

Fees, Costs and Expenses

All expenses incurred in connection with the share exchange, the share exchange agreement and the transactions contemplated by the share exchange and the fees and expenses related to the preparation and filing of the registration statement on Form F-4 and this prospectus will be paid by the party incurring those expenses, except that SMFG and Promise may agree to share certain fees, costs and expenses.

Dissenters’ Appraisal Rights

Any Promise shareholder of common stock who:

•

has voting rights at the extraordinary meeting of shareholders, and notifies the company prior to its extraordinary general meeting of shareholders of his or her intention to oppose the share exchange and votes against the approval of the share exchange agreement at the extraordinary meeting of shareholders; or

•	does not have voting rights at the extraordinary meeting of shareholders, including any shareholder whose shares constitute less than one unit; and

complies with the other relevant procedures set forth in the Companies Act and share-handling regulations of Promise, may demand in writing that Promise purchase his or her shares of common stock at fair value. Such demand must be made within the period from the day 20 days prior to the effective date to the day immediately preceding the effective date of the share exchange.

The failure of any Promise shareholder of common stock who is entitled to vote at the extraordinary general meeting of shareholders to provide such notice prior to the shareholders’ meeting or to vote against the share exchange at the shareholders’ meeting will constitute a waiver of the shareholder’s right to demand Promise to purchase his or her shares of common stock at fair value. Promise shareholders of common stock not entitled to vote at the extraordinary general meeting of shareholders are not required to vote against the share exchange agreement in order to assert the right to demand that the company purchase their Promise shares.

The demand must state the class and the number of shares held by the dissenting shareholder. The Companies Act and share-handling regulations of Promise do not require any other statement in the demand. Accordingly, the demand is legally valid regardless of whether the demand includes the dissenting holder’s estimate of the fair value of shares. The dissenting shareholder must also request an individual shareholder notification (kobetsu kabunushi tsuchi) through its standing proxy in Japan from Japan Securities Depository Center, Inc., or JASDEC, and submit a receipt of the individual shareholder notification and identity verification documents to Promise upon the request from Promise.

If the value of the Promise shares held by a dissenting shareholder is agreed upon by the shareholder and Promise, then Promise is required to make payment to the shareholder of the agreed value within 60 days from the effective date of the share exchange. If the dissenting shareholder and Promise do not agree on the value of the shares within 30 days from the effective date of the share exchange, either the shareholder or Promise may, within 30 days after the expiration of the 30-day period, file a petition with the Tokyo District Court for a determination of the value of the shares. Promise is also required to make payment of interest at the rate of 6% per annum on the share value as determined by the court, accruing from the expiration of the 60-day period from the effective date of the share exchange.

Dissenters’ appraisal rights for shareholders of a company becoming a wholly owned subsidiary through a share exchange are set forth in Articles 785 and 786 of the Companies Act. An English translation of these articles is included in this prospectus as Appendix A.

Resale of Shares of SMFG Common Stock Under U.S. Securities Laws

The exchange of shares of Promise common stock held by U.S. shareholders for shares of SMFG common stock pursuant to the share exchange has been registered under the Securities Act of 1933, as amended. Accordingly, there will be no restrictions under the Securities Act on the resale or transfer of such shares by U.S. shareholders of Promise except for those shareholders, if any, who become “affiliates” of SMFG as such term is used in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates of SMFG generally include individuals or entities that, directly or indirectly, control, are controlled by, or are under common control with SMFG. With respect to those shareholders who may be deemed to be affiliates of SMFG after the share exchange, Rule 144 places certain restrictions on the offer and sale within the United States or to U.S. persons of shares of SMFG common stock that may be received by them pursuant to the share exchange. This prospectus does not cover resales of shares of SMFG common stock received by any person who may be deemed to be an affiliate of SMFG after the share exchange.

MAJOR SHAREHOLDERS OF PROMISE

The table below provides information regarding shareholders of record as of September 30, 2011 that held 5% or more of Promise’s outstanding common stock based on Promise’s register of shareholders. A shareholder recorded on the share register does not necessarily beneficially own shares of common stock of Promise, and Promise is not required by Japanese law to monitor or disclose beneficial ownership of common stock.

Name	Number of Promise Shares Owned as of September 30, 2011	Percentage of Outstanding Promise Shares Owned as of September 30, 2011
	(thousands)	(%)
Sumitomo Mitsui Banking Corporation	27,926,750	20.7

Yumiko Jinnai	8,644,700	6.4

Promise Co., Ltd.	8,048,987	6.0

Any person who has become, beneficially and solely or jointly, a holder of more than 5% of the total issued shares with voting rights of common stock of a company listed on any Japanese stock exchange or whose shares are traded on the over-the-counter market in Japan, as calculated pursuant to the Financial Instruments and Exchange Act, must file with the Director General of a competent Local Finance Bureau of Ministry of Finance within five business days a report concerning such shareholding (a “Substantial Shareholding Report”). On April 21, 2011, Sumitomo Mitsui Trust Holdings, Inc. filed a Substantial Shareholding Report stating that The Sumitomo Trust & Banking Co., Ltd., Chuo Mitsui Asset Trust and Banking Company, Limited and Nikko Asset Management Co., Ltd. owned a total of 6,747,150 shares of Promise’s common stock as of April 15, 2011, representing 5.00% of Promise’s issued common stock.

JAPANESE FOREIGN EXCHANGE CONTROLS AND CERTAIN OTHER REGULATIONS

The Foreign Exchange and Foreign Trade Act of Japan, and the cabinet orders and ministerial ordinances, collectively known as the Foreign Exchange Act, set forth, among other things, the regulations relating to the receipt by nonresidents of Japan of payment with respect to SMFG shares, and the acquisition and holding of SMFG shares by nonresidents of Japan and foreign investors, both as defined below.

Nonresidents of Japan are individuals who are not residents in Japan and corporations whose principal offices are located outside Japan. Generally, branches and offices of nonresident corporations located in Japan are regarded as residents of Japan while the branches and offices of Japanese corporations located outside Japan are regarded as nonresidents of Japan.

“Foreign investors” are defined as:

•	individuals not residing in Japan;

•	corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan;

•

corporations of which 50% or more of the voting rights are held, directly or indirectly, by individuals not residing in Japan and/or corporations which are organized under the laws of foreign countries or whose principal offices are located outside Japan; and

•	corporations, a majority of officers (or a majority of officers having the power of representation) of which are individuals not residing in Japan.

Acquisition of Shares

In general, a nonresident who acquires SMFG shares from a resident of Japan is not subject to any prior filing requirement, although the Foreign Exchange Act authorizes the Minister of Finance of Japan and the Ministers responsible for the business to require a prior submission for any such acquisition in certain limited circumstances.

If a foreign investor acquires shares of SMFG common stock, and, together with parties who have a special relationship with such foreign investor, holds 10% or more of the issued shares of our common stock as a result of the acquisition, the foreign investor must file a report of the acquisition with the Minister of Finance and any other competent minister by the fifteenth day of the month immediately following the month to which the date of such acquisition belongs.

Except for the general limitation under Japanese antitrust and antimonopoly regulations against shareholdings in the capital stock of a Japanese corporation which lead or may lead to a restraint of trade or monopoly, and general limitations under the Companies Act or SMFG’s articles of incorporation on the rights of shareholders applicable, regardless of residence or nationality, there is no limitation under Japanese law and regulations applicable to SMFG, or under SMFG’s articles of incorporation on the rights of nonresident or foreign shareholders to hold or exercise voting rights on SMFG shares.

Dividends and Proceeds of Sale

Under the Foreign Exchange Act, dividends paid on, and the proceeds of sales in Japan of, shares held by nonresidents of Japan, may, in general, be converted into any foreign currency and repatriated abroad. The acquisition of SMFG shares by nonresidents by way of a stock split is not, in general, subject to any notification or reporting requirements.

COMPARISON OF SHAREHOLDERS’ RIGHTS

Upon the effectiveness of the share exchange, the shareholders of Promise will become shareholders of SMFG. Each of SMFG and Promise is a joint stock corporation organized under Japanese law. The common stock of each of SMFG and Promise is listed on the Tokyo Stock Exchange, and the common stock of SMFG is also listed on the Osaka Securities Exchange and on the Nagoya Stock Exchange in Japan. SMFG’s ADSs, each representing one fifth of an SMFG share, are listed on the NYSE under the ticker symbol “SMFG.” In addition, the description of the attributes of shares of common stock in the articles of incorporation of SMFG and Promise are substantially similar. As a result, there are no material differences in the legal rights of holders of Promise common stock as compared to SMFG common stock. Note, however, that fifty (50) shares of Promise common stock constitute one voting right or unit while one hundred (100) shares of SMFG common stock constitute one voting right or unit, and that shares of SMFG common stock to be delivered to holders of Promise common stock in connection with the share exchange will not entitle their holders to any shareholders’ rights of SMFG for which the record date falls on or before March 31, 2012, such as the right to annual dividends for the year ending March 31, 2012 and voting rights at the annual general shareholders’ meeting expected to be held in June 2012.

TAXATION

You are urged to consult your own tax advisor regarding the United States federal, state and local and the Japanese and other tax consequences of the share exchange and of owning and disposing of SMFG shares or ADSs in your particular circumstances.

Japanese Tax Consequences

The following are the material Japanese tax consequences (limited to national taxes) of the share exchange and the ownership of shares of SMFG common stock to nonresident holders who hold shares of Promise common stock and ultimately of SMFG common stock. For the purposes of the discussion of Japanese tax consequences of the share exchange below, a “nonresident holder” means a holder of shares of Promise or SMFG common stock, as the case may be, who holds such shares as portfolio investments, and who is a nonresident individual of Japan or a non-Japanese corporation without a permanent establishment in Japan.

The statements regarding Japanese tax laws set forth below are based on the laws and double taxation conventions in force as of the date hereof, which are subject to change, possibly on a retroactive basis. This summary is not exhaustive of all possible tax considerations which may apply to a particular nonresident holder and potential nonresident holders are advised to satisfy themselves as to the overall tax consequences of the share exchange and of the acquisition, ownership and disposition of SMFG shares, including specifically the tax consequences under Japanese law, the laws of the jurisdiction of which they are residents, and any tax treaty between Japan and their country of residence, by consulting their own tax advisors.

Consequences of the Share Exchange

Under the terms of the share exchange, shares of Promise common stock will be exchanged solely for shares of SMFG common stock, and no cash or other property other than shares of SMFG common stock will be distributed to holders of shares of Promise common stock, except that some holders of shares of Promise common stock may receive cash (i) in lieu of fractional shares of SMFG common stock where such fractional shares arise due to the exchange ratio in the share exchange or (ii) as a result of their exercise of dissenters’ appraisal rights under the Companies Act.

On the basis of the foregoing, in the opinion of SMFG’s Japanese counsel, Nagashima Ohno & Tsunematsu, subject to certain limited exceptions set forth below, the share exchange is expected to be a tax-free transaction for Japanese tax purposes for holders of shares of Promise common stock. As such, except as described in the following paragraphs, as long as nonresident holders of shares of Promise common stock receive only shares of SMFG common stock in exchange for the Promise shares in the share exchange, such nonresident holders of shares of Promise common stock will not recognize any gains or losses for Japanese tax purposes at the time of the share exchange.

If holders of shares of Promise common stock receive any cash in lieu of fractional shares of SMFG common stock, such cash is deemed to be sale proceeds for such fractional shares and, consequently, such holders of shares of Promise common stock will generally recognize capital gains or losses for Japanese tax purposes with respect to their Promise shares that would otherwise have been exchanged for such fractional shares of SMFG common stock. However, nonresident holders of shares of Promise common stock holding such shares as a portfolio investor are generally not subject to Japanese taxation with respect to such gains derived from the sale of their shares under Japanese law.

If holders of shares of Promise common stock receive cash payments of the sale price from Promise as a result of their exercise of dissenters’ appraisal rights under the Companies Act (see “The Share Exchange—Dissenters’ Appraisal Rights”), the portion of such sale price in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws will be deemed dividends for Japanese tax purposes, and such deemed dividend portion, if any, will generally be subject to Japanese withholding tax. Nonresident holders who wish to exercise dissenters’ appraisal rights are urged to consult their own tax advisors with respect to the exact tax consequences of their exercise of dissenters’ appraisal rights.

Ownership and Disposition of SMFG Shares

Generally, a nonresident holder will be subject to Japanese withholding tax on dividends paid by SMFG. Such taxes are withheld prior to payment of dividends as required by Japanese law. Stock splits in themselves generally are not subject to Japanese income tax.

In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax, or allowing exemption from Japanese withholding tax, the rate of Japanese withholding tax applicable to dividends paid by a Japanese corporation to nonresident holders is generally 20%. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares of SMFG common stock) to nonresident holders, except for any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation, the aforementioned 20% withholding tax rate is reduced to (i) 7% for dividends to be paid on or before December 31, 2013, and (ii) 15% for dividends to be paid on or after January 1, 2014.

At the date of this prospectus, Japan has income tax treaties, conventions or agreements in force, whereby the above-mentioned withholding tax rate may be reduced, in most cases to 15% or 10% for portfolio investors (15% under the income tax treaties with, among other countries, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, the Netherlands, New Zealand, Norway, Singapore, Spain, Sweden and Switzerland, and 10% under the income tax treaties with Australia, France, the U.K. and the United States.) Under the income tax treaty between the United States and Japan, or the Treaty, the maximum rate of Japanese withholding tax which may be imposed on dividends paid by a Japanese corporation to a U.S. Holder (as defined below) that is a portfolio investor is generally limited to 10% of the gross amount actually distributed, and dividends paid by a Japanese corporation to a U.S. Holder that is a pension fund are exempt from Japanese income taxation by way of withholding or otherwise unless such dividends are derived from the carrying on of a business, directly or indirectly, by such pension fund. If the maximum tax rate provided for in the income tax treaty applicable to dividends paid by SMFG to any particular nonresident holder is lower than the withholding tax rate otherwise applicable under Japanese tax law, or if any particular nonresident holder is exempt from Japanese income tax with respect to such dividends under the income tax treaty applicable to such particular nonresident holder, such nonresident holder of shares of SMFG common stock who is entitled to a reduced rate of or exemption from Japanese withholding tax on payment of dividends is required to submit an Application Form for Income Tax Convention Regarding Relief from Japanese Income Tax on Dividends in advance through the withholding agent to the relevant tax authority before such payment of dividends. A standing proxy for nonresident holders may provide this application service. A nonresident holder who is entitled, under an applicable income tax treaty, to a reduced treaty rate lower than the withholding tax rate otherwise applicable under Japanese tax law or an exemption from the withholding tax, but failed to submit the required application in advance may be entitled to claim the refund of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such nonresident holder is entitled to a reduced treaty rate under the applicable income tax treaty) or the whole of the withholding tax withheld (if such nonresident holder is entitled to an exemption under the applicable tax treaty) from the relevant Japanese tax authority, by complying with a certain subsequent filing procedure. SMFG does not assume any responsibility to ensure withholding at the reduced treaty rate or not withholding for shareholders who would be so eligible under an applicable tax treaty but where the required procedures as stated above are not followed.

Gains derived from the sale or other disposition of shares of SMFG common stock outside Japan by a nonresident holder holding such shares as a portfolio investor are, in general, not subject to Japanese income or corporation tax under Japanese tax law. In addition, U.S. Holders are not subject to Japanese income or corporation tax with respect to such gains under the Treaty, subject to a certain filing requirement under Japanese law.

Japanese inheritance tax or gift tax at progressive rates may be payable by an individual who has acquired from an individual shares of SMFG common stock as legatee, heir or donee even if neither the acquiring individual nor the deceased nor the donor is a Japanese resident.

Holders of SMFG shares of common stock should consult their tax advisors regarding the effect of these taxes and, in the case of U.S. Holders, the possible application of the Estate and Gift Tax Treaty between the U.S. and Japan.

United States Federal Income Tax Considerations

In the opinion of Davis Polk & Wardwell LLP, the following are the material U.S. federal income tax consequences to the U.S. Holders described below of the share exchange and of the ownership and disposition of SMFG common stock received pursuant to the share exchange. This discussion applies only to the U.S. Holders described below and addresses only shares of Promise or SMFG held as capital assets. As used herein, the term “shares” refers to common stock of Promise or SMFG, as the case may be. This discussion does not describe all of the tax consequences that may be relevant in light of a U.S. Holder’s particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	certain financial institutions;

•	dealers or traders in securities who use a mark-to-market method of tax accounting;

•	persons holding shares as part of a hedge, straddle, integrated transaction, or similar transaction;

•	persons whose functional currency for U.S. federal income tax purposes is not the U.S. dollar;

•	entities classified as partnerships for U.S. federal income tax purposes;

•	tax-exempt entities, including “individual retirement accounts” or “Roth IRAs”;

•	persons that own, or have owned, directly, indirectly or constructively, 10% or more of the total voting power of Promise or SMFG;

•	persons who acquired shares of Promise pursuant to the exercise of any employee stock option or otherwise as compensation; or

•	persons holding shares in connection with a trade or business conducted outside the United States.

If an entity that is classified as a partnership for U.S. federal income tax purposes owns shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning Promise shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences of the share exchange and of ownership or disposing of SMFG shares.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, administrative pronouncements, judicial decisions, final, temporary and proposed Treasury regulations and the Treaty, all as of the date hereof. These laws are subject to change, possibly with retroactive effect. U.S. Holders should consult their tax advisors to determine the particular U.S. federal income tax consequences to them of the share exchange and of the ownership or disposition of SMFG shares, as well as the consequences under any applicable U.S. state, local and non-U.S. tax laws.

As used herein, the term “U.S. Holder” means a beneficial owner of shares or ADSs that is eligible for the benefits of the Treaty, and is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

Consequences of the share exchange

The exchange of Promise shares for SMFG shares (and cash in lieu of any fractional shares), or the disposition of Promise shares upon exercise of dissenters’ appraisal rights, will be a taxable transaction for U.S. federal income tax purposes, as described below. The U.S. federal income tax consequences to an exchanging or dissenting Promise shareholder depend, in part, upon whether Promise is or has been a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, for any year during which the shareholder owned the Promise shares. In general, a non-U.S. corporation will be considered a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes, for any taxable year in which (i) 75% or more of its gross income consists of passive income or (ii) 50% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. Passive income generally includes dividends, interest, rents, royalties and capital gains. If a non-U.S. corporation is a PFIC for any year during which a shareholder owns shares of that corporation, it generally will continue to be treated as a PFIC with respect to such shareholder for all succeeding years during which the holder holds the shares. The discussion below assumes that Promise has been a PFIC in previous taxable years and will be a PFIC for its current taxable year.

A U.S. Holder of Promise that exchanges its shares for SMFG shares will recognize gain or loss equal to the difference between the fair market value of the SMFG shares received (plus any cash received in lieu of a fractional SMFG share) and the U.S. Holder’s tax basis in the Promise shares surrendered, in each case as determined in U.S. dollars. The fair market value of SMFG shares received will be determined as of the date of the closing of the share exchange. Gain or loss must be calculated separately for each block of Promise shares exchanged by the U.S. Holder. A U.S. Holder’s adjusted basis in SMFG shares received pursuant to the share exchange will be equal to the fair market value of such shares as of the date of the closing of the share exchange, and the U.S. Holder’s holding period will begin on the day after the closing of the share exchange.

U.S. Holders of Promise shares that exercise their dissenters’ appraisal rights, as discussed in “The Share Exchange—Dissenters’ Appraisal Rights” will recognize gain or loss equal to the difference between the amount of cash received and their tax basis in the shares surrendered, in each case as determined in U.S. dollars, unless the receipt of such cash is treated as a distribution of property under Sections 302 and 301 of the Code. The receipt of cash pursuant to the exercise of the appraisal rights will not be treated as a distribution of property under Sections 302 and 301 of the Code, unless the U.S. Holder that receives such cash also continues to own indirectly or constructively (through ownership of SMFG shares or ADSs) shares of Promise, and certain other conditions are met. U.S. Holders that receive cash pursuant to the exercise of their dissenters’ appraisal rights should consult their own tax advisors concerning the proper U.S. federal income tax treatment of the receipt of such cash. Any gain or loss recognized by a U.S. Holder that exercises its dissenter’s appraisal rights generally will be U.S. source gain or loss. However, as discussed in “Japanese Tax Consequences—Consequences of the Share Exchange,” a portion of the amount of cash received by the U.S. Holder may be treated as a deemed dividend for Japanese tax purposes and may be subject to Japanese withholding taxes. In that case, a U.S. Holder’s amount realized would include the gross amount of cash before deduction of the Japanese tax that a U.S. Holder may elect to treat any gain recognized as foreign-source income for foreign tax credit purposes. The rules governing foreign tax credits are complex and U.S. Holders should consult their tax advisors regarding the creditability of any Japanese tax on the deemed dividend in their particular circumstances.

Generally, any gain recognized by an exchanging or dissenting U.S. Holder (as described in the preceding two paragraphs) would be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the share exchange or disposition, and to any year before Promise became a PFIC, would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the resulting tax liability for each such taxable year. If cash received by a dissenting U.S. Holder were treated as a distribution of property under Sections 302 and 301 of the Code, any portion of the distribution that exceeded 125% of the average of the annual distributions received by the U.S. Holder on Promise’s shares during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, would be subject to taxation in the same manner as gain as described immediately above in this paragraph.

Provided that certain conditions relating to the regular trading of Promise shares on a “qualified exchange” have been met in the past, a U.S. Holder may have been able to make a mark-to-market election with respect to the U.S. Holder’s Promise shares. If a U.S. Holder has made this election, then instead of the tax treatment described in the preceding paragraph, any gain recognized by the U.S. Holder would be treated as ordinary income and any loss would be treated as an ordinary loss (but only to the extent of the net amount of income previously included as a result of the mark-to-market election).

An exchanging or dissenting U.S. Holder will be required to file Internal Revenue Form 8621 with respect to Promise, generally with the U.S. Holder’s federal income tax return for the year of the Promise share exchange or disposition.

U.S. Holders of Promise shares should consult their tax advisors regarding Promise’s PFIC status for the periods during which they have held Promise shares and as to the U.S. federal income tax consequences to them of the share exchange or the exercise of their dissenters’ appraisal rights.

Information Reporting and Backup Withholding. Cash payments to a U.S. Holder pursuant to the share exchange generally will be subject to information reporting and may be subject to backup withholding if made within the United States or through certain U.S. -related financial intermediaries, unless: (i) the U.S. Holder is an exempt recipient; or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability and may entitle the U.S. Holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

Ownership of SMFG Shares

The discussion below assumes that SMFG is not, and will not become, a PFIC, as described below.

Taxation of Distributions. Distributions paid on SMFG shares, other than certain pro rata distributions of SMFG shares, will generally be treated as dividends to the extent paid out of SMFG’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Because SMFG does not intend to calculate its earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends. The amount of a dividend will include any amounts withheld by SMFG in respect of Japanese income taxes. The amount of the dividend will be treated as foreign-source dividend income to U.S. Holders and will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Dividends will be included in a U.S. Holder’s income on the date of the U.S. Holder’s receipt of the dividend. The amount of any dividend paid in Japanese yen will be the U.S. dollar amount of the dividend calculated by reference to the exchange rate in effect on the date of receipt, regardless of whether the payment is in fact converted into U.S. dollars. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder should not be required to recognize foreign currency gain or loss in respect of the dividend income. A U.S. Holder may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt.

Subject to applicable limitations, some of which vary depending upon a U.S. Holder’s circumstances, Japanese income taxes withheld from dividends at a rate not exceeding the applicable Treaty rate will be creditable against the U.S. Holder’s U.S. federal income tax liability. Japanese income taxes withheld in excess of the applicable Treaty rate will not be eligible for credit against a U.S. Holder’s federal income tax liability. See “Japanese Tax Consequences—Ownership and Disposition of SMFG Shares” for a discussion on how to obtain the applicable Treaty rate. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, U.S. Holders may, at their election, deduct foreign taxes, including Japanese income taxes, in computing their taxable income, subject to generally applicable limitations under U.S. law. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued in the taxable year.

Sale or Other Disposition of SMFG Shares. Gain or loss realized on the sale or other taxable disposition of SMFG shares will be capital gain or loss, and will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year. The amount of the gain or loss will equal the difference between the amount realized on the disposition and the U.S. Holder’s tax basis in the shares disposed of, in each case as determined in U.S. dollars. This gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company Rules

Based upon proposed Treasury regulations (which are proposed to be effective for taxable years beginning after December 31, 1994), SMFG believes that it was not a PFIC (as defined above) for its taxable year ended March 31, 2011 and it does not expect to be a PFIC for its current taxable year. However, since there can be no assurance that the proposed regulations will be finalized in their current form and since PFIC status depends upon the composition of SMFG’s income and assets and the market value of its assets from time to time, there can be no assurance that SMFG will not be considered a PFIC for any taxable year.

If SMFG were a PFIC for any taxable year during which a U.S. Holder held shares, gain recognized by a U.S. Holder on a sale or other disposition (including certain pledges) of the shares would be allocated ratably over the U.S. Holder’s holding period for the shares. The amounts allocated to the taxable year of the sale or other disposition and to any year before SMFG became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an interest charge would be imposed on the resulting tax liability for each such year. Further, to the extent that any distribution received by a U.S. Holder on its shares exceeds 125% of the average of the annual distributions on the shares received during the preceding three years or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain as described immediately above. Certain elections may be available that would result in alternative treatments (such as mark-to-market treatment) of the shares. However, SMFG does not intend to provide information necessary for U.S. Holders to make qualified electing fund elections. U.S. Holders should consult their tax advisors with respect to the PFIC rules and whether any of these elections would be available and, if so, what the consequences of the alternative treatments would be in their particular circumstances.

Information Reporting and Backup Withholding. Payments of dividends and sales proceeds that are made within the United States or through certain U.S. -related financial intermediaries generally are subject to information reporting and may be subject to backup withholding unless (i) the U.S. Holder is an exempt recipient or (ii) in the case of backup withholding, the U.S. Holder provides a correct taxpayer identification number and certifies that it is not subject to backup withholding. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle it to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

EXPERTS

The consolidated financial statements of SMFG as of March 31, 2011 and 2010, and for each of the years in the three-year period ended March 31, 2011, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG AZSA LLC, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

The legality of the SMFG common stock to be delivered in the share exchange as well as certain Japanese tax matters will be passed upon for SMFG by Nagashima Ohno & Tsunematsu. Certain U.S. federal income tax matters will be passed upon for SMFG by Davis Polk & Wardwell LLP.

WHERE YOU CAN FIND MORE INFORMATION

SMFG is a “foreign private issuer” and, under the rules adopted under the Exchange Act, will be exempt from some of the requirements of that Act, including the proxy and information provisions of Section 14 of the Exchange Act and the reporting and liability provisions applicable to officers, directors and significant shareholders under Section 16 of the Exchange Act.

As required by the U.S. securities laws, SMFG files annual reports, current reports and other information with the SEC. You may read and copy any document filed with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-(800)-SEC-0330 for further information on the Public Reference Room. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC (http://www.sec.gov). You may also inspect the information SMFG files with the SEC at the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. You may also access the SEC filings and obtain other information about SMFG through the website it maintains, which is www.smfg.co.jp. The information contained in that website is not incorporated by reference into this prospectus.

You may also obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N. E., Washington D.C. 20549, at prescribed rates, or from commercial document retrieval services.

SMFG files annual and quarterly securities reports and other reports in Japanese under the Financial Instruments and Exchange Act with the applicable local finance bureau in Japan.

SMFG has not authorized anyone to give any information or make any representation about the share exchange that is different from, or in addition to, that contained in this prospectus or in any of the materials that are incorporated by reference into this prospectus. Therefore, if anyone does give you any other information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this prospectus are unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date hereof unless the information specifically indicates that another date applies.

ENFORCEABILITY OF CIVIL LIABILITIES

SMFG is a joint stock corporation with limited liability incorporated under Japanese law. All of SMFG’s directors and corporate auditors reside in Japan. All or substantially all of SMFG’s assets and the assets of these persons are located in Japan and elsewhere outside the United States. It may not be possible, therefore, for investors to effect service of process within the United States upon SMFG or these persons or to enforce against it or these persons judgments obtained in United States courts predicated upon the civil liability provisions of the federal securities laws of the United States. SMFG’s Japanese counsel, Nagashima Ohno & Tsunematsu, has advised it that there is doubt as to the enforceability in Japan, in original actions or inactions for enforcement of judgments of United States courts, of liabilities predicated solely upon the federal securities laws of the United States.

INCORPORATION BY REFERENCE

The SEC allows SMFG to “incorporate by reference” in this prospectus some or all of the documents SMFG files with the SEC. This means that SMFG can disclose important information to you by referring you to those documents. The information in a document that is incorporated by reference is considered to be a part of this prospectus. SMFG incorporates by reference the following documents or information it has filed with the SEC:

•	the annual report on Form 20-F for the fiscal year ended March 31, 2011, filed with the SEC on July 29, 2011; and

•	a current report on Form 6-K relating to the financial review and results for the interim financial period ended September 30, 2011, filed on January , 2012.

In addition, all documents that SMFG files with the SEC in the future pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, and any future reports on Form 6-K that indicate they are incorporated into this prospectus shall be deemed to be incorporated by reference in this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus shall be deemed to be modified or superseded for the purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

SMFG will provide you without charge upon written or oral request a copy of any of the documents that are incorporated by reference in this prospectus, other than exhibits that are specifically incorporated by reference into these documents. If you would like SMFG to provide you with any of these documents, please contact SMFG at the following address or telephone number: 1-2, Marunouchi 1-chome, Chiyoda-ku, Tokyo 100-0005, Japan, Attention: Masaaki Nomura, Joint General Manager, Subsidiaries & Affiliates Dept., telephone: +81-3-3282-1111.

Except as described above, no other information is incorporated by reference in this prospectus (including, without limitation, information on SMFG’s website).

Appendix A

ENGLISH TRANSLATION OF SELECTED ARTICLES OF THE COMPANIES ACT

Companies Act

Act No. 86 of July 26, 2005

Part V Entity Conversion, Merger, Company Split, Share Exchange and Share Transfer

Chapter IV Share Exchange and Share Transfer

Section 1 Share Exchange

Subsection 1 Common Provisions

(Conclusion of a Share Exchange Agreement)

Article 767 A Stock Company may effect Share Exchange. In such cases, the Stock Company shall conclude a Stock Exchange agreement with the company acquiring all of its Issued Shares (limited to a Stock Company or a Limited Liability Company; hereinafter referred to as the “Wholly Owning Parent Company in Share Exchange” in this Part).

Subsection 2 Share Exchange Which Causes a Stock Company to Acquire the Issued Shares

(Share Exchange Agreement Which Causes a Stock Company to Acquire the Issued Shares)

Article 768 In the case where a Stock Company effects a Share Exchange, if the Wholly Owning Parent Company in Share Exchange is a Stock Company, it shall prescribe the following matters in the Share Exchange agreement:

(i) the trade names and domiciles of the Stock Company effecting the Share Exchange (hereinafter referred to as the “Wholly Owned Subsidiary Company in Share Exchange” in this Part) and the Wholly Owning Parent Company in Share Exchange which is a Stock Company (hereinafter referred to as the “Wholly Owning Parent Stock Company in Share Exchange” in this Part);

(ii) if the Wholly Owning Parent Stock Company in Share Exchange is to deliver to shareholders of the Wholly Owned Subsidiary Company in Share Exchange Monies, etc. in lieu of the shares thereof when effecting the Share Exchange, the following matters concerning such Monies, etc.:

(a) if such Monies, etc. are shares of the Wholly Owning Parent Stock Company in Share Exchange, the description of the number of such shares (or, for a Company with Class Shares, the classes of the shares and the number of the shares for each class) or the method for calculating such numbers, and matters concerning the amount of the stated capital and capital reserves of the Wholly Owning Parent Stock Company in Share Exchange;

(b) if such Monies, etc. are Bonds of the Wholly Owning Parent Stock Company in Share Exchange (excluding those pertaining to Bonds with Share Options), the description of the classes of such Bonds and the total amount for each class of Bonds, or the method for calculating that total amount;

(c) if such Monies, etc. are Stock Options of the Wholly Owning Parent Stock Company in Share Exchange (excluding those attached to Bonds with Share Options), the description of the features and number of such Share Options, or the method for calculating such number;

(d) if such Monies, etc. are Bonds with Share Options of the Wholly Owning Parent Stock Company in Share Exchange, the matters prescribed in (b) concerning such Bonds with Share Options and the matters prescribed in (c) concerning the Share Options attached to such Bonds with Share Options; or

Appendix A-1

(e) if such Monies, etc. are property other than shares, etc. of the Wholly Owning Parent Stock Company in Share Exchange, the description of the features and number or amount of such property, or the method for calculating such number or amount;

(iii) in the case prescribed in the preceding item, matters concerning the allotment of Monies, etc. set forth in that item to shareholders of the Wholly Owned Subsidiary Company in Share Exchange (excluding the Wholly Owning Parent Stock Company in Share Exchange);

(iv) if the Wholly Owning Parent Stock Company in Share Exchange is to deliver to holders of Share Options of the Wholly Owned Subsidiary Company in Share Exchange Share Options of the Wholly Owning Parent Stock Company in Share Exchange in lieu of such Share Options at the time of the Share Exchange, the following matters concerning such Share Options:

(a) the description of the features of the Share Options (hereinafter referred to as “Share Options under Share Exchange Agreement” in this Part) held by holders of Share Options of the Wholly Owned Subsidiary Company in Share Exchange who will receive delivery of Share Options of the Wholly Owning Parent Stock Company in Share Exchange;

(b) the description of the features and number of Share Options of the Wholly Owning Parent Stock Company in Share Exchange to be delivered to holders of Share Options under Share Exchange Agreement, or the method for calculating such number; and

(c) if Share Options under Share Exchange Agreement are Share Options attached to Bonds with Share Options, a statement to the effect that the Wholly Owning Parent Stock Company in Share Exchange will succeed to the obligations relating to the Bonds pertaining to such Bonds with Share Options and the description of the classes of the Bonds subject to such succession and the total amount for each class of Bonds, or the method for calculating that total amount;

(v) in the case prescribed in the preceding item, matters concerning the allotment of the Share Options of the Wholly Owning Parent Stock Company in Share Exchange set forth in that item to holders of Share Options under Share Exchange Agreement; and

(vi) the day on which the Share Exchange becomes effective (hereinafter referred to as the “Effective Day” in this Section).

(2) In the case prescribed in the preceding paragraph, if the Wholly Owned Subsidiary Company in Share Exchange is a Company with Class Shares, the Wholly Owned Subsidiary Company in Share Exchange and the Wholly Owning Parent Stock Company in Share Exchange may provide for the following matters in prescribing the matters set forth in item (iii) of that paragraph in accordance with the features of the classes of shares issued by the Wholly Owned Subsidiary Company in Share Exchange:

(i) if there is any arrangement that no Monies, etc. are allotted to shareholders of a certain class of shares, a statement to such effect and such class of shares; and

(ii) in addition to the matters listed in the preceding item, if there is any arrangement that each class of shares shall be treated differently with respect to allotment of Monies, etc., a statement to such effect and the details of such different treatment.

(3) In the case prescribed in paragraph (1), the provisions on the matters listed in item (iii) of that paragraph shall be such that the Monies, etc. are delivered in proportion to the number of the shares (or, in cases where there are provisions on the matters listed in item (ii) of the preceding paragraph, the number of the shares of each class) held by shareholders of the Wholly Owned Subsidiary Company in Share Exchange (excluding the Wholly Owning Parent Stock Company in Share Exchange and shareholders of the class of shares referred to in item (i) of the preceding paragraph).

Appendix A-2

(Effectuation, etc. of a Share Exchange Which Causes a Stock Company to Acquire the Issued Shares)

Article 769 The Wholly Owning Parent Stock Company in Share Exchange shall acquire all of the Issued Shares of the Wholly Owned Subsidiary Company in Share Exchange (excluding shares of the Wholly Owned Subsidiary Company in Share Exchange already held by the Wholly Owning Parent Stock Company in Share Exchange) on the Effective Day.

(2) In the case set forth in the preceding paragraph, the Wholly Owned Subsidiary Company in Share Exchange shall be deemed to have given the approval set forth in Article 137(1) with regard to the acquisition of shares of the Wholly Owned Subsidiary Company in Share Exchange (limited to Shares with a Restriction on Transfer, and excluding those already held by the Wholly Owning Parent Stock Company in Share Exchange prior to the Effective Day) by the Wholly Owning Parent Stock Company in Share Exchange.

(3) In the cases listed in the following items, shareholders of the Wholly Owned Subsidiary Company in Share Exchange shall become the persons specified respectively in those items, in accordance with the provisions on the matters set forth in paragraph (1)(iii) of the preceding Article, on the Effective Day:

(i) in cases where there is a provision on the matters set forth in (a) of item (ii) of paragraph (1) of the preceding Article: shareholders of shares set forth in (a) of that item;

(ii) in cases where there is a provision on the matters set forth in (b) of item (ii) of paragraph (1) of the preceding Article: bondholders of Bonds set forth in (b) of that item;

(iii) in cases where there is a provision on the matters set forth in (c) of item (ii) of paragraph (1) of the preceding Article: holders of Share Options set forth in (c) of that item; or

(iv) in cases where there is a provision on the matters set forth in (d) of item (ii) of paragraph (1) of the preceding Article: bondholders of the Bonds pertaining to Bonds with Share Options set forth in (d) of that item, and holders of the Share Options attached to such Bonds with Share Options.

(4) In the case prescribed in paragraph (1)(iv) of the preceding Article, the Share Options under Share Exchange Agreement shall be extinguished and holders of the Share Options under Share Exchange Agreement shall become holders of the Share Options of the Wholly Owning Parent Stock Company in Share Exchange set forth in item (iv)(b) of that Article, in accordance with the provisions on the matters set forth in item (v) of that Article, on the Effective Day.

(5) In the case prescribed in (c) of item (iv) of paragraph (1) of the preceding Article, the Wholly Owning Parent Stock Company in Share Exchange shall succeed to the obligations relating to the Bonds pertaining to Bonds with Share Options set forth in (c) of that item on the Effective Day.

(6) The provisions of the preceding paragraphs shall not apply in cases where procedures under the provisions of Article 789 or Article 799 are not completed yet or where the Share Exchange is cancelled.

Chapter V Procedures of Entity Conversion, Merger, Company Split, Share Exchange, and Share Transfer

Section 2 Procedures of an Absorption-type Merger, etc.

Subsection 1 Procedures for a Company Absorbed in Absorption-type Merger, a Splitting Company in Absorption-type Company Split, and a Wholly Owned Subsidiary Company in Share Exchange

Division 1 Procedures for a Stock Company

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger Agreement, etc.)

Article 782 Each of the Stock Companies listed in the following items (hereinafter referred to as an “Absorbed Stock Company, etc.” in this Division) shall, from the day on which the Absorption-type Merger

Appendix A-3

Agreement, etc. began to be kept until the day on which six months have elapsed from the day on which the Absorption-type Merger, Absorption-type Company Split or Share Exchange (hereinafter referred to as an “Absorption-type Merger, etc.” in this Section) becomes effective (hereinafter referred to as the “Effective Day” in this Section) (or, in the case of a Stock Company Absorbed in Absorption-type Merger, until the Effective Day), keep documents or Electromagnetic Records that state or record the contents of the matters specified respectively in those items (hereinafter referred to as the “Absorption-type Merger Agreement, etc.” in this Section) and other matters prescribed by the applicable Ordinance of the Ministry of Justice at its head office:

(i) Stock Company Absorbed in Absorption-type Merger: the Absorption-type Merger agreement;

(ii) Splitting Stock Company in Absorption-type Company Split: the Absorption-type Company Split agreement; and

(iii) Wholly Owned Subsidiary Company in Share Exchange: the Share Exchange agreement.

(2) The “day on which the Absorption-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i) if the Absorption-type Merger Agreement, etc. is required to be approved by a resolution of a shareholders’ meeting (including a Class Meeting), the day two weeks prior to the day of the shareholders’ meeting (or, in the cases prescribed in paragraph (1) of Article 319, the day when the proposal under that paragraph is submitted);

(ii) if there are shareholders who are to receive the notice under the provisions of paragraph (3) of Article 785, the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

(iii) if there are holders of Share Options who are to receive the notice under the provisions of paragraph (3) of Article 787, the day of the notice under the provisions of that paragraph or the day of the public notice under paragraph (4) of that Article, whichever is earlier;

(iv) if the procedures under the provisions of Article 789 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier; or

(v) in cases other than those prescribed in the preceding items, the day on which two weeks have elapsed from the day of conclusion of the Absorption-type Company Split agreement or the Share Exchange agreement.

(3) Shareholders and creditors of an Absorbed Stock Company, etc. (or, in the case of a Wholly Owned Subsidiary Company in Share Exchange, shareholders and holders of Share Options) may make the following requests to said Absorbed Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by said Absorbed Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in paragraph (1);

(ii) requests for delivery of a transcript or extract of the documents set forth in paragraph (1);

(iii) requests for inspection of anything that indicates the matters recorded in the Electromagnetic Records set forth in paragraph (1) in a manner prescribed by the applicable Ordinance of the Ministry of Justice; and

(iv) requests that the matters recorded in the Electromagnetic Records set forth in paragraph (1) be provided by the Electromagnetic Method designated by the Absorbed Stock Company, etc., or requests for the delivery of any document that states such matters.

Appendix A-4

(Approval, etc. of the Absorption-type Merger Agreement, etc.)

Article 783 An Absorbed Stock Company, etc. shall obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders’ meeting by the day immediately preceding the Effective Day.

(2) Notwithstanding the provisions of the preceding paragraph, in the cases where the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange is not a Company with Classes of Shares, if all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange (hereinafter referred to as the “Consideration for the Merger, etc.” in this Article) are Equity Interests, etc. (meaning equity interests of a Membership Company or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto; hereinafter the same shall apply in this Article), the consent of all shareholders of the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange shall be obtained with regard to the Absorption-type Merger agreement or the Share Exchange agreement.

(3) In the cases where the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange is a Company with Classes of Shares, if all or part of the Consideration for the Merger, etc. are Shares with a Restriction on Transfer, etc. (meaning Shares with a Restriction on Transfer and those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto; hereinafter the same shall apply in this Chapter), the Absorption-type Merger or the Share Exchange shall not become effective without a resolution of a Class Meeting constituted by the Class Shareholders of the class of shares subject to the allotment of the Shares with a Restriction on Transfer, etc. (excluding Shares with a Restriction on Transfer) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective Class Meetings constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this shall not apply to cases where there is no Class Shareholder who is able to exercise a voting right at such Class Meeting.

(4) In the cases where the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange is a Company with Classes of Shares, if all or part of the Consideration for the Merger, etc. are Equity Interests, etc., the Absorption-type Merger or the Share Exchange shall not become effective without the consent of all shareholders of the class subject to the allotment of the Equity Interests, etc.

(5) An Absorbed Stock Company, etc. shall notify its Registered Pledgees of Shares (excluding the Registered Pledgees of Shares in the cases prescribed in paragraph (3) of the following Article) and Registered Pledgees of Share Options concerning the Share Options specified in the items of Article 787(3) that it will effect the Absorption-type Merger, etc. by twenty days prior to the Effective Day.

(6) A public notice may be substituted for the notice under the provisions of the preceding paragraph.

(Cases Where Approval of the Absorption-type Merger Agreement, etc. Is Not Required)

Article 784 The provisions of paragraph (1) of the preceding Article shall not apply in the cases where the Company Surviving Absorption-type Merger, the Succeeding Company in Absorption-type Company Split or the Wholly Owning Parent Company in Share Exchange (hereinafter referred to as the “Surviving Company, etc.” in this Division) is the Special Controlling Company of the Absorbed Stock Company, etc.; provided, however, that this shall not apply in the cases where all or part of the value of the merger, etc. in the Absorption-type Merger or Share Exchange is Shares with a Restriction on Transfer, etc., and the Absorbed Stock Company, etc. is a Public Company and not a Company with Class Shares.

Appendix A-5

(2) In the cases prescribed in the main clause of the preceding paragraph, in any one of the following cases where shareholders of the Absorbed Stock Company, etc. are likely to suffer disadvantage, shareholders of the Absorbed Stock Company, etc. may demand that the Absorbed Stock Company, etc. refrain from effecting the Absorption-type Merger, etc.:

(i) in cases where the Absorption-type Merger, etc. violates the applicable laws and regulations or articles of incorporation; or

(ii) in cases where the matters set forth in Article 749(1)(ii) or (iii), Article 751(1)(iii) or (iv), Article 758(iv), Article 760(iv) or (v), Article 768(1)(ii) or (iii), or Article 770(1)(iii) or (iv) are grossly improper in light of the financial status of the Absorbed Stock Company, etc. or the Surviving Company, etc.

(3) The provisions of the preceding Article and the preceding paragraph shall not apply in cases where the sum of the book value of the assets that the Succeeding Company in Absorption-type Company Split succeeds to through the Absorption-type Company Split does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Splitting Stock Company in Absorption-type Company Split, such proportion) of the amount calculated by the method specified by the applicable Ordinance of the Ministry of Justice as the total assets of the Splitting Stock Company in Absorption-type Company Split.

(Dissenting Shareholders’ Share Purchase Demand)

Article 785 In cases of effecting an Absorption-type Merger, etc. (excluding the following cases), dissenting shareholders may demand that the Absorbed Stock Company, etc. purchase, at a fair price, the shares held by such shareholders:

(i) in cases prescribed in Article 783(2); or

(ii) in cases prescribed in paragraph (3) of the preceding Article.

(2) The “dissenting shareholders” provided for in the preceding paragraph shall mean the shareholders provided for in the following items in the cases listed in the same items (excluding shareholders entitled to allotment of Equity Interests, etc. prescribed in Article 783(4) in the cases prescribed in that paragraph):

(i) in cases where a resolution of a shareholders’ meeting (including a Class Meeting) is required to effect the Absorption-type Merger, etc. : the following shareholders:

(a) shareholders who gave notice to such Absorbed Stock Company, etc. to the effect that they dissented from such Absorption-type Merger, etc. prior to such shareholders’ meeting and who dissented from such Absorption-type Merger, etc. at such shareholders’ meeting (limited to those who can exercise voting rights at such shareholders’ meeting);

(b) shareholders who are unable to exercise voting rights at such shareholders’ meeting; and

(ii) in cases other than those prescribed in the preceding item: all shareholders.

(3) An Absorbed Stock Company, etc. shall notify its shareholders (excluding shareholders entitled to allotment of Equity Interests, etc. prescribed in Article 783(4) in the cases prescribed in that paragraph) that it will effect an Absorption-type Merger, etc. and the trade name and domicile of the Surviving Company, etc., by twenty days prior to the Effective Day; provided, however, that this shall not apply in the cases listed in the items of paragraph (1).

Appendix A-6

(4) In the following cases, a public notice may be substituted for the notice under the provisions of the preceding paragraph:

(i) in cases where the Absorbed Stock Company, etc. is a Public Company; or

(ii) in cases where the Absorbed Stock Company, etc. obtains the approval of the Absorption-type Merger Agreement, etc. by the resolution of a shareholders’ meeting set forth in Article 783(1).

(5) Demands under the provisions of paragraph (1) (hereinafter referred to as a “Share Purchase Demand” in this Division) shall be made, within the period from the day twenty days prior to the Effective Day to the day immediately preceding the Effective Day, by disclosing the number of shares relating to such Share Purchase Demand (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class).

(6) Shareholders who made Share Purchase Demands may withdraw their Share Purchase Demands only in cases where such shareholders obtain the approval of the Absorbed Stock Company, etc.

(7) If the Absorption-type Merger, etc. is cancelled, the Share Purchase Demands shall become ineffective.

(Determination, etc. of Price of Shares)

Article 786 In cases where a Share Purchase Demand is made, if an agreement on the determination of the price of the shares is reached between the shareholder and the Absorbed Stock Company, etc. (or, after the Effective Day in cases of effecting an Absorption-type Merger, the Company Surviving Absorption-type Merger; hereinafter the same shall apply in this Article), the Absorbed Stock Company, etc. shall make payment within sixty days from the Effective Day.

(2) If no agreement on the determination of the price of the shares is reached within thirty days from the Effective Day, shareholders or the Absorbed Stock Company, etc. may file a petition to the court for a determination of the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (6) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, shareholders may withdraw their Share Purchase Demands at any time after the expiration of such period.

(4) The Absorbed Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) The purchase of shares relating to a Share Purchase Demand shall become effective on the Effective Day (or, in the case of effecting an Absorption-type Company Split, at the time of payment of the price of such shares).

(6) If a Company Issuing Share Certificates receives a Share Purchase Demand with respect to shares for which share certificates are issued, the Company must pay the price of the shares relating to such Share Purchase Demand in exchange for the share certificates.

(Objections of Creditors)

Article 789 In the cases listed in the following items, the creditors provided for in those items may state their objections to the Absorption-type Merger, etc. to the Absorbed Stock Company, etc.

Appendix A-7

(i) in cases of effecting an Absorption-type Merger: creditors of the Stock Company Absorbed in Absorption-type Merger;

(ii) in cases of effecting an Absorption-type Company Split: creditors of the Splitting Stock Company in Absorption-type Company Split who are unable to request the Splitting Stock Company in Absorption-type Company Split to perform the obligations (including performance of the guarantee obligations that the Splitting Stock Company in Absorption-type Company Split jointly and severally assumes with the Succeeding Company in Absorption-type Company Split as a guarantor) (or, in the case where there are provisions on the matter set forth in Article 758(viii) or Article 760(vii), creditors of the Splitting Stock Company in Absorption-type Company Split); and

(iii) in cases where the Share Options under Share Exchange Agreement are Share Options attached to Bonds with Share Options: bondholders pertaining to such Bonds with Share Options.

(2) In cases where all or part of the creditors of the Absorbed Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Absorbed Stock Company, etc. shall give public notice of the matters listed below in the official gazette and shall give notices separately to each known creditor (limited to one who is able to state an objection pursuant to the provisions of such paragraph), if any; provided, however, that the period under item (iv) may not be less than one month:

(i) a statement that an Absorption-type Merger, etc. will be effected;

(ii) the trade name and domicile of the Surviving Company, etc.;

(iii) the matters prescribed by the applicable Ordinance of the Ministry of Justice as the matters regarding the Financial Statements of the Absorbed Stock Company, etc. and the Surviving Company, etc. (limited to a Stock Company); and

(iv) a statement to the effect that creditors may state their objections within a certain period of time.

(3) Notwithstanding the provisions of the preceding paragraph, if the Absorbed Stock Company, etc. gives public notice under that paragraph by the Method of Public Notice listed in item (ii) or item (iii) of paragraph (1) of Article 939 in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Absorbed Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph (excluding such notices to creditors of the obligations of the Splitting Stock Company in Absorption-type Company Split that have arisen due to a tort in the case of effecting an Absorption-type Company Split).

(4) In cases where creditors do not raise any objections within the period under paragraph (2)(iv), such creditors shall be deemed to have approved the Absorption-type Merger, etc.

(5) In cases where creditors raise objections within the period under paragraph (2)(iv), the Absorbed Stock Company, etc. shall make payment or provide reasonable security to such creditors, or entrust equivalent property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this shall not apply if there is no risk of harm to such creditors by such Absorption-type Merger, etc.

(Change in the Effective Day of an Absorption-type Merger, etc.)

Article 790 An Absorbed Stock Company, etc. may change the Effective Day by agreement with the Surviving Company, etc.

Appendix A-8

(2) In the cases prescribed in the preceding paragraph, the Absorbed Stock Company, etc. shall give public notice of the changed Effective Day by the day immediately preceding the original Effective Day (or, immediately preceding the changed Effective Day, in the case where the changed Effective Day comes before the original Effective Day).

(3) When the Effective Day is changed pursuant to the provisions of paragraph (1), the provisions of this Section and Article 750, Article 752, Article 759, Article 761, Article 769, and Article 771 shall apply by deeming the changed Effective Day to be the Effective Day.

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Company Split or Share Exchange)

Article 791 The Splitting Stock Company in Absorption-type Company Split or the Wholly Owned Subsidiary Company in Share Exchange shall, without delay after the Effective Day, prepare what are provided for in the following items for the categories set forth respectively in those items, jointly with the Succeeding Company in Absorption-type Company Split or the Wholly Owning Parent Company in Share Exchange:

(i) Splitting Stock Company in Absorption-type Company Split: documents or Electromagnetic Records that state or record the rights and obligations that the Succeeding Company in Absorption-type Company Split succeeded to by transfer from the Splitting Stock Company in Absorption-type Company Split through the Absorption-type Company Split and any other matters prescribed by the applicable Ordinance of the Ministry of Justice as those concerning an Absorption-type Company Split; and

(ii) Wholly Owned Subsidiary Company in Share Exchange: documents or Electromagnetic Records that state or record the number of shares of the Wholly Owned Subsidiary Company in Share Exchange acquired by the Wholly Owning Parent Company through the Share Exchange and any other matters prescribed by the applicable Ordinance of the Ministry of Justice as those concerning a Share Exchange.

(2) A Splitting Stock Company in Absorption-type Company Split or a Wholly Owned Subsidiary Company in Share Exchange shall, for a period of six months from the Effective Day, keep the documents or Electromagnetic Records set forth in the items of the preceding paragraph at its head office.

(3) Shareholders, creditors and any other interested parties of a Splitting Stock Company in Absorption-type Company Split may make the following requests to the Splitting Stock Company in Absorption-type Company Split at any time during its business hours; provided, however, that the fees designated by said Splitting Stock Company in Absorption-type Company Split are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in the preceding paragraph;

(ii) requests for delivery of a transcript or extract of the documents set forth in the preceding paragraph;

(iii) requests for inspection of anything that indicates the matters recorded in the Electromagnetic Records set forth in the preceding paragraph in a manner prescribed by the applicable Ordinance of the Ministry of Justice; and

(iv) requests that the matters recorded in the Electromagnetic Records set forth in the preceding paragraph be provided by the Electromagnetic Method designated by the Splitting Stock Company in Absorption-type Company Split, or requests for the delivery of any document that states such matters.

(4) The provisions of the preceding paragraph shall apply mutatis mutandis to a Wholly Owned Subsidiary Company in Share Exchange. In such cases, the phrase “shareholders, creditors and any other interested parties

Appendix A-9

of a Splitting Stock Company in Absorption-type Company Split” shall be deemed to be replaced with “persons who were shareholders or holders of Share Options of the Wholly Owned Subsidiary Company in Share Exchange as of the Effective Day.”

Subsection 2 Procedures for the Company Surviving Absorption-type Merger, the Succeeding Company in Absorption-type Company Split and the Wholly Owning Parent Company in Share Exchange

Division 1 Procedures for a Stock Company

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger Agreement, etc.)

Article 794 The Stock Company Surviving Absorption-type Merger, the Succeeding Stock Company in Absorption-type Company Split or the Wholly Owning Parent Stock Company in Share Exchange (hereinafter referred to as the “Surviving Stock Company, etc.” in this Division) shall, from the day on which the Absorption-type Merger Agreement, etc. began to be kept until the day on which six months have elapsed from the Effective Day, keep documents or Electromagnetic Records that state or record the contents of the Absorption-type Merger Agreement, etc. and other matters prescribed by the applicable Ordinance of the Ministry of Justice at its head office.

(2) The “day on which the Absorption-type Merger Agreement, etc. began to be kept” prescribed in the preceding paragraph means the earliest of the following days:

(i) if the Absorption-type Merger Agreement, etc. is required to be approved by a resolution of a shareholders’ meeting (including a Class Meeting), the day two weeks prior to the day of the shareholders’ meeting (or, in the cases prescribed in paragraph (1) of Article 319, the day when the proposal under that paragraph is submitted);

(ii) the day of the notice under the provisions of paragraph 3 of Article 797 or the day of the public notice under paragraph (4) of that Article, whichever is earlier; or

(iii) if the procedures under the provisions of Article 799 are required to be carried out, the day of the public notice under the provisions of paragraph (2) of that Article or the day of the notice under the provisions of that paragraph, whichever is earlier.

(3) Shareholders and creditors of a Surviving Stock Company, etc. (or, in the case where the Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company in Share Exchange are limited to shares of the Wholly Owning Parent Stock Company in Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto (excluding the case prescribed in Article 768(1)(iv)(c)), shareholders) may make the following requests to said Surviving Stock Company, etc. at any time during its business hours; provided, however, that the fees designated by said Surviving Stock Company, etc. are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in paragraph (1);

(ii) requests for delivery of a transcript or extract of the documents set forth in paragraph (1);

(iii) requests for inspection of anything that indicates the matters recorded in the Electromagnetic Records set forth in paragraph (1) in a manner prescribed by the applicable Ordinance of the Ministry of Justice; and

(iv) requests that the matters recorded in the Electromagnetic Records set forth in paragraph (1) be provided by the Electromagnetic Method designated by the Surviving Stock Company, etc., or requests for the delivery of any document that states such matters.

Appendix A-10

(Approval, etc. of the Absorption-type Merger Agreement, etc.)

Article 795 A Surviving Stock Company, etc. shall obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders’ meeting by the day immediately preceding the Effective Day.

(2) In the cases listed below, a director shall explain to that effect at the shareholders’ meeting set forth in the preceding paragraph:

(i) in cases where the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of obligations that the Stock Company Surviving Absorption-type Merger or the Succeeding Stock Company in Absorption-type Company Split succeeds to by transfer from the Company Absorbed in Absorption-type Merger or the Splitting Company in Absorption-type Company Split (referred to as the “Amount of Succeeded Obligations” in the following item) exceeds the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of assets that the Stock Company Surviving Absorption-type Merger or the Succeeding Stock Company in Absorption-type Company Split succeeds to by transfer from the Company Absorbed in Absorption-type Merger or the Splitting Company in Absorption-type Company Split (referred to as the “Amount of Succeeded Assets” in the following item);

(ii) in cases where the book value of the Monies, etc. (excluding shares, etc. of the Stock Company Surviving Absorption-type Merger or the Succeeding Stock Company in Absorption-type Company Split) delivered by the Stock Company Surviving Absorption-type Merger or the Succeeding Stock Company in Absorption-type Company Split to shareholders of the Stock Company Absorbed in Absorption-type Merger, to partners of the Membership Company Absorbed in Absorption-type Merger or to the Splitting Company in Absorption-type Company Split exceeds the amount obtained by deducting the Amount of Succeeded Obligations from the Amount of Succeeded Assets; or

(iii) in cases where the book value of the Monies, etc. (excluding shares, etc. of the Wholly Owning Parent Stock Company in Share Exchange) delivered by the Wholly Owning Parent Stock Company in Share Exchange to shareholders of the Wholly Owned Subsidiary Company in Share Exchange exceeds the amount prescribed by the applicable Ordinance of the Ministry of Justice as the amount of shares of the Wholly Owned Subsidiary Company in Share Exchange to be acquired by the Wholly Owning Parent Stock Company in Share Exchange.

(3) In cases where the assets of the Company Absorbed in Absorption-type Merger or the Splitting Company in Absorption-type Company Split include shares of the Stock Company Surviving Absorption-type Merger or the Succeeding Stock Company in Absorption-type Company Split, a director shall explain the matters concerning such shares at the shareholders’ meeting set forth in paragraph (1).

(4) Where the Surviving Stock Company, etc. is a Company with Class Shares, in the cases listed in the following items, an Absorption-type Merger, etc. shall not become effective without a resolution of a Class Meeting constituted by Class Shareholders of the class of shares provided for respectively in those items (limited to Shares with a Restriction on Transfer and for which the provisions of the articles of incorporation set forth in Article 199(4) do not exist) (in cases where there are two or more classes of shares relating to such Class Shareholders, the respective Class Meetings constituted by Class Shareholders categorized by the class of such two or more classes of shares); provided, however, that this shall not apply to cases where there is no Class Shareholder who is able to exercise a voting right at such Class Meeting:

(i) in cases where the Monies, etc. delivered to shareholders of the Stock Company Absorbed in Absorption-type Merger or to partners of the Membership Company Absorbed in Absorption-type Merger are shares of the Stock Company Surviving Absorption-type Merger: the class of shares set forth in Article 749(1)(ii)(a);

(ii) in cases where the Monies, etc. delivered to the Splitting Company in Absorption-type Company Split are shares of the Succeeding Stock Company in Absorption-type Company Split: the class of shares set forth in Article 758(iv)(a); or

Appendix A-11

(iii) in cases where the Monies, etc. delivered to shareholders of the Wholly Owned Subsidiary Company in Share Exchange are shares of the Wholly Owning Parent Stock Company in Share Exchange: the class of shares set forth in Article 768(1)(ii)(a).

(Cases Where Approval of the Absorption-type Merger Agreement, etc. Is Not Required, etc.)

Article 796 The provisions of paragraphs (1) to (3) of the preceding Article shall not apply in the cases where the Company Absorbed in Absorption-type Merger, the Splitting Company in Absorption-type Company Split or the Wholly Owned Subsidiary Company in Share Exchange (hereinafter referred to as the “Absorbed Company, etc.” in this Division) is the Special Controlling Company of the Surviving Stock Company, etc.; provided, however, that this shall not apply in the cases where all or part of the Monies, etc. to be delivered to shareholders of the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange, to partners of the Membership Company Absorbed in Absorption-type Merger or to the Splitting Company in Absorption-type Company Split are Shares with a Restriction on Transfer, etc. of the Surviving Stock Company, etc., and the Surviving Stock Company, etc. is not a Public Company.

(2) In the cases prescribed in the main clause of the preceding paragraph, in any one of the following cases where shareholders of the Surviving Stock Company, etc. are likely to suffer disadvantage, shareholders of the Surviving Stock Company, etc. may demand that the Surviving Stock Company, etc. refrain from effecting the Absorption-type Merger, etc.:

(i) in cases where the Absorption-type Merger, etc. violates the applicable laws and regulations or articles of incorporation; or

(ii) in cases where the matters set forth in Article 749(1)(ii) or (iii), Article 758(iv) or Article 768(1)(ii) or (iii) are grossly improper in light of the financial status of the Surviving Stock Company, etc. or the Absorbed Company, etc.

(3) The provisions of paragraphs (1) to (3) of the preceding Article shall not apply in cases where the amount set forth in item (i) does not exceed one-fifth (or, in cases where a lesser proportion is prescribed in the articles of incorporation of the Surviving Stock Company, etc., such proportion) of the amount set forth in item (ii); provided, however, that this shall not apply in the cases listed in the items of paragraph (2) of the preceding Article or the cases prescribed in the proviso to paragraph (1):

(i) the total amount of the amounts listed below:

(a) the amount obtained by multiplying the number of shares of the Surviving Stock Company, etc. to be delivered to shareholders of the Stock Company Absorbed in Absorption-type Merger or the Wholly Owned Subsidiary Company in Share Exchange, to partners of the Membership Company Absorbed in Absorption-type Merger or to the Splitting Company in Absorption-type Company Split (hereinafter referred to as “Shareholders, etc. of the Absorbed Company, etc.” in this item) by the amount of net assets per share;

(b) the total amount of the book value of Bonds, Share Options or Bonds with Share Options of the Surviving Stock Company, etc. to be delivered to Shareholders, etc. of the Absorbed Company, etc.; and

(c) the total amount of the book value of property other than shares, etc. of the Surviving Stock Company, etc. to be delivered to Shareholders, etc. of the Absorbed Company, etc.; and

(ii) the amount calculated by the method specified by the applicable Ordinance of the Ministry of Justice as the total assets of the Surviving Stock Company, etc.

(4) In the cases prescribed in the main clause of the preceding paragraph, if shareholders that hold the shares (limited to those that entitle the shareholders to exercise voting rights at a shareholders meeting under

Appendix A-12

paragraph (1) of the preceding article) in the number prescribed by the applicable Ordinance of the Ministry of Justice notify the Surviving Stock Company, etc. to the effect that such shareholders dissent from the Absorption-type Merger, etc., within two weeks from the day of the notice under the provisions of paragraph (3) of the following Article or the public notice under paragraph (4) of that Article, such Surviving Stock Company, etc. must obtain the approval of the Absorption-type Merger Agreement, etc. by a resolution of a shareholders meeting no later than the day immediately preceding the Effective Day.

(Dissenting Shareholders’ Share Purchase Demand)

Article 797 In cases of effecting an Absorption-type Merger, etc., dissenting shareholders may demand that the Surviving Stock Company, etc. purchase, at a fair price, the shares held by such shareholders.

(2) The “dissenting shareholders” provided for in the preceding paragraph shall mean the shareholders provided for in the following items in the cases listed in the same items:

(i) in cases where a resolution of a shareholders’ meeting (including a Class Meeting) is required to effect the Absorption-type Merger, etc. : the following shareholders:

(a) shareholders who gave notice to such Surviving Stock Company, etc. to the effect that they dissented from such Absorption-type Merger, etc. prior to such shareholders’ meeting and who dissented from such Absorption-type Merger, etc. at such shareholders’ meeting (limited to those who can exercise voting rights at such shareholders’ meeting);

(b) shareholders who are unable to exercise voting rights at such shareholders’ meeting; and

(ii) in cases other than those prescribed in the preceding item: all shareholders;

(3) A Surviving Stock Company, etc. shall notify its shareholders that it will effect an Absorption-type Merger, etc. and the trade name and domicile of the Absorbed Company, etc. (or, in the cases prescribed in Article 795(3), the fact that it will effect an Absorption-type Merger, etc., the trade name and domicile of the Absorbed Company, etc. and the matters concerning shares set forth in that paragraph), by twenty days prior to the Effective Day.

(4) In the following cases, a public notice may be substituted for the notice under the provisions of the preceding paragraph:

(i) in cases where the Surviving Stock Company, etc. is a Public Company; or

(ii) in cases where the Surviving Stock Company, etc. obtains the approval of the Absorption-type Merger Agreement, etc. by the resolution of a shareholders’ meeting set forth in Article 795(1).

(5) Demands under the provisions of paragraph (1) (hereinafter referred to as the “Share Purchase Demand” in this Division) shall be made, within the period from the day twenty days prior to the Effective Day to the day immediately preceding the Effective Day, by disclosing the number of shares relating to such Share Purchase Demand (or, for a Company with Classes of Shares, the classes of the shares and the number of shares for each class).

(6) Shareholders who made Share Purchase Demands may withdraw their Share Purchase Demands only in cases where such shareholders obtain the approval of the Surviving Stock Company, etc.

(7) If the Absorption-type Merger, etc. is cancelled, the Share Purchase Demands shall become ineffective.

Appendix A-13

(Determination, etc. of Price of Shares)

Article 798 In cases where a Share Purchase Demand is made, if an agreement on the determination of the price of the shares is reached between the shareholder and the Surviving Stock Company, etc., the Surviving Stock Company, etc. shall make payment within sixty days from the Effective Day.

(2) If no agreement on the determination of the price of the shares is reached within thirty days from the Effective Day, shareholders or the Surviving Stock Company, etc. may file a petition to the court for a determination of the price within thirty days after the expiration of that period.

(3) Notwithstanding the provisions of paragraph (6) of the preceding Article, in the cases prescribed in the preceding paragraph, if the petition under that paragraph is not filed within sixty days from the Effective Day, shareholders may withdraw their Share Purchase Demands at any time after the expiration of such period.

(4) The Surviving Stock Company, etc. shall also pay interest on the price determined by the court which shall be calculated at the rate of six percent per annum from and including the day of the expiration of the period referred to in paragraph (1).

(5) The purchase of shares relating to a Share Purchase Demand shall become effective at the time of payment of the price of such shares.

(6) If a Company Issuing Share Certificates receives a Share Purchase Demand with respect to shares for which share certificates are issued, the Company must pay the price of the shares relating to such Share Purchase Demand in exchange for the share certificates.

(Objections of Creditors)

Article 799 In the cases listed in the following items, the creditors provided for in those items may state their objections to the Absorption-type Merger, etc. to the Surviving Stock Company, etc.:

(i) in cases of effecting an Absorption-type Merger: creditors of the Stock Company Surviving Absorption-type Merger;

(ii) in cases of effecting an Absorption-type Company Split: creditors of the Succeeding Stock Company in Absorption-type Company Split; or

(iii) in cases of effecting a Share Exchange other than where the Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company in Share Exchange are only shares of the Wholly Owning Parent Stock Company in Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto, or in the cases prescribed in Article 768(1)(iv): creditors of the Wholly Owning Parent Stock Company in Share Exchange.

(2) In cases where the creditors of the Surviving Stock Company, etc. are able to state their objection pursuant to the provisions of the preceding paragraph, the Surviving Stock Company, etc. shall give public notice of the matters listed below in the official gazette and shall give notices separately to each known creditor, if any; provided, however, that the period under item (iv) may not be less than one month:

(i) a statement that an Absorption-type Merger, etc. will be effected;

(ii) the trade name and domicile of the Absorbed Company, etc.;

(iii) the matters prescribed by the applicable Ordinance of the Ministry of Justice as the matters regarding the Financial Statements of the Surviving Stock Company, etc. and the Absorbed Company, etc. (limited to a Stock Company); and

Appendix A-14

(iv) a statement to the effect that creditors may state their objections within a certain period of time.

(3) Notwithstanding the provisions of the preceding paragraph, if the Surviving Stock Company, etc. gives public notice under that paragraph by Method of Public Notice listed in item (ii) or item (iii) of paragraph (1) of Article 939 in accordance with the provisions of the articles of incorporation under the provisions of that paragraph in addition to the official gazette, the Surviving Stock Company, etc. is not required to give separate notices under the provisions of the preceding paragraph.

(4) In cases where creditors do not raise any objections within the period under paragraph (2)(iv), such creditors shall be deemed to have approved the Absorption-type Merger, etc.

(5) In cases where creditors raise objections within the period under paragraph (2)(iv), the Surviving Stock Company, etc. shall make payment or provide reasonable security to such creditors, or entrust equivalent property to a Trust Company, etc. for the purpose of having such creditors receive the payment; provided, however, that this shall not apply if there is no risk of harm to such creditors by such Absorption-type Merger, etc.

(Keeping and Inspection, etc. of Documents, etc. Concerning an Absorption-type Merger, etc.)

Article 801 The Stock Company Surviving Absorption-type Merger shall, without delay after the Effective Day, prepare documents or Electromagnetic Records that state or record the rights and obligations that the Stock Company Surviving Absorption-type Merger succeeded to by transfer from the Company Absorbed in Absorption-type Merger through the Absorption-type Merger and any other matters prescribed by the applicable Ordinance of the Ministry of Justice as those concerning an Absorption-type Merger.

(2) The Succeeding Stock Company in Absorption-type Company Split (limited to the Succeeding Stock Company in Absorption-type Company Split where the Limited Liability Company effects the Absorption-type Company Split) shall, without delay after the Effective Day, prepare, jointly with the Splitting Limited Liability Company in Absorption-type Company Split, documents or Electromagnetic Records that state or record the rights and obligations that the Succeeding Stock Company in Absorption-type Company Split succeeded to by transfer from the Splitting Limited Liability Company in Absorption-type Company Split through the Absorption-type Company Split and any other matters prescribed by the applicable Ordinance of the Ministry of Justice as those concerning an Absorption-type Company Split.

(3) Each of the Surviving Stock Companies, etc. listed in the following items shall, for a period of six months from the Effective Day, keep what are specified respectively in those items at its head office:

(i) Stock Company Surviving Absorption-type Merger: documents or Electromagnetic Records set forth in paragraph (1);

(ii) Succeeding Stock Company in Absorption-type Company Split: documents or Electromagnetic Records set forth in the preceding paragraph or Article 791(1)(i); and

(iii) Wholly Owning Parent Stock Company in Share Exchange: documents or Electromagnetic Records set forth in Article 791(1)(ii).

(4) Shareholders and creditors of the Stock Company Surviving Absorption-type Merger may make the following requests to said Stock Company Surviving Absorption-type Merger at any time during its business hours; provided, however, that the fees designated by said Stock Company Surviving Absorption-type Merger are required to be paid in order to make the requests set forth in item (ii) or item (iv):

(i) requests for inspection of the documents set forth in item (i) of the preceding paragraph;

Appendix A-15

(ii) requests for delivery of a transcript or extract of the documents set forth in item (i) of the preceding paragraph;

(iii) requests for inspection of anything that indicates the matters recorded in the Electromagnetic Records set forth in item (i) of the preceding paragraph in a manner prescribed by the applicable Ordinance of the Ministry of Justice; and

(iv) requests that the matters recorded in the Electromagnetic Records set forth in item (i) of the preceding paragraph be provided by the Electromagnetic Method designated by the Stock Company Surviving Absorption-type Merger, or requests for the delivery of any document that states such matters.

(5) The provisions of the preceding paragraph shall apply mutatis mutandis to the Succeeding Stock Company in Absorption-type Company Split. In such cases, the phrase “shareholders and creditors” in that paragraph shall be deemed to be replaced with “shareholders, creditors and any other interested parties,” and the term “item (i) of the preceding paragraph” in the items of that paragraph shall be deemed to be replaced with “item (ii) of the preceding paragraph.”

(6) The provisions of paragraph (4) shall apply mutatis mutandis to the Wholly Owning Parent Stock Company in Share Exchange. In such cases, the phrase “shareholders and creditors” in that paragraph shall be deemed to be replaced with “shareholders and creditors (or, in cases where Monies, etc. to be delivered to shareholders of the Wholly Owned Subsidiary Company in Share Exchange are limited to shares of the Wholly Owning Parent Stock Company in Share Exchange or those prescribed by the applicable Ordinance of the Ministry of Justice as being equivalent thereto (excluding the case prescribed in Article 768(1)(iv)(c)), shareholders of the Wholly Owning Parent Stock Company in Share Exchange),” and the term “item (i) of the preceding paragraph” in the items of that paragraph shall be deemed to be replaced with “item (iii) of the preceding paragraph.”

Appendix A-16

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Article 330 of the Companies Act makes the provision of Section 10, Chapter 2, Part III of the Civil Code of Japan applicable to the relationship between the Registrant and its directors and corporate auditors, respectively. Section 10, among other things, provides in effect that:

(1) any director or corporate auditor of a SMFG may demand advance payment of expenses which are considered necessary for the management of the affairs of SMFG entrusted to him;

(2) if a director or a corporate auditor of SMFG has defrayed any expenses which are considered necessary for the management of the affairs of SMFG entrusted to him, he may demand reimbursement therefor from SMFG;

(3) if a director or a corporate auditor has assumed an obligation necessary for the management of the affairs entrusted to him, he may require SMFG to perform it in his place or, if it is not due, to furnish adequate security; and

(4) if a director or a corporate auditor, without any fault on his part, sustains damages through the management of the affairs entrusted to him, he may demand compensation therefor from SMFG.

Under Article 388 of the Companies Act, SMFG may not refuse a demand from a corporate auditor referred to in subparagraphs (1) through (3) above unless SMFG establishes that the relevant expense or obligation was or is not necessary for the execution of the corporate auditor’s duties.

The directors and corporate auditors of SMFG maintain liability insurance to insure themselves against, among others, claims asserted against or liabilities incurred by them in connection with their performance of duties in their respective capacities. The premium for the insurance is paid by the respective companies, except for the premium for the special coverage portion of the insurance relating to (i) liability determined in a final judgment of a court of competent jurisdiction (or in a settlement) to be owed by a director or corporate auditor to SMFG, and (ii) any expenses incurred by such director or corporate auditor in connection with the defense against (or the settlement of) the claim which results in determination of such liability.

Item 21.	Exhibits and Financial Statement Schedules

(a)	Exhibits

Exhibit Number	Description of Exhibit
2.1	Share Exchange Agreement (English translations filed herewith as Appendix to the prospectus which is part of this Registration Statement)(1)

3.1	Articles of Incorporation of SMFG (English translation)(2)

3.2	Regulations of the Board of Directors of SMFG (English translation)(2)

3.3	Share Handling Regulations of SMFG (English translation)(2)

4.1	Form of Deposit Agreement among SMFG, Citibank, N.A., as Depositary, and all owners and holders from time to time of American Depositary Shares issued thereunder(3)

4.2	Form of American Depositary Receipt (included in Exhibit 4.1)

5.1	Opinion of Nagashima Ohno & Tsunematsu re: legality of securities(1)

8.1	Opinion of Davis Polk & Wardwell LLP re: U.S. federal income tax consequences of the share exchange (included in “Taxation—United States Federal Income Tax Considerations”)(1)

Exhibit Number	Description of Exhibit
8.2	Opinion of Nagashima Ohno & Tsunematsu re: Japanese tax consequences of the share exchange (included in Exhibit 5.1)(1)

21.1	Subsidiaries of SMFG(4)

23.1	Consent of KPMG AZSA LLC

23.2	Consent of Nagashima Ohno & Tsunematsu (included in Exhibit 5.1)(1)

23.3	Consent of Davis Polk & Wardwell LLP (included in Exhibit 8.1)(1)

24.1	Powers of Attorney (included in Part II of this Registration Statement)

99.1	Notice of convocation of Promise’s extraordinary general meeting of shareholders and attachments thereto (English translation)(1)

99.2	Form of mail-in voting card for Promise’s extraordinary general meeting of shareholders (English translation)(1)

99.3	Selected Articles of the Companies Act (English translation filed herewith as Appendix A to the prospectus which is part of this Registration Statement)(1)

(1)	To be filed by amendment.
(2)	Incorporated by reference from the Registration Statement on Form 20-F (file no. 101-131586) filed on October 20, 2010.
(3)	Incorporated by reference from the Registration Statement on Form F-6 (file no. 101-131811) filed on October 20, 2010.
(4)	Incorporated by reference from SMFG’s Annual Report on Form 20-F (file no. 001-34919) filed on July 29, 2011.

(b)	Financial Statement Schedules

Not applicable.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) That, for purposes of determining any liability under the U.S. Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the U.S. Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the U.S. Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(4) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(5) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the U.S. Securities Act of 1933 need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (5) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(6) (i) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(7) To supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

(8) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the registrant undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(9) That every prospectus: (i) that is filed pursuant to paragraph (8) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURE PAGE

Pursuant to the requirements of the Securities Act of 1933, Sumitomo Mitsui Financial Group, Inc. has duly caused this registration statement or amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Tokyo, Japan, on November 8, 2011.

Sumitomo Mitsui Financial Group, Inc.

By:	/s/ Koichi Miyata
	Name:	Koichi Miyata
	Title:	President and Representative Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Tetsuya Kubo, Representative Director of Sumitomo Mitsui Financial Group, Inc. and Naoki Tamura, General Manager, Subsidiaries & Affiliates Dept., Sumitomo Mitsui Financial Group, Inc. and each of them (with full power of each of them to act alone), as his true and lawful attorney-in-fact and agent with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and any subsequent registration statement for the same offering which may be filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same with all exhibits thereto and other documents in connection therewith with the U.S. Securities and Exchange Commission granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed in Tokyo, by the following persons in the capacities indicated and on the dates indicated.

Signature	Title

/s/ Masayuki Oku Masayuki Oku	Chairman of the Board and Director

/s/ Koichi Miyata Koichi Miyata	President and Representative Director

/s/ Takeshi Kunibe Takeshi Kunibe	Director

/s/ Tetsuya Kubo Tetsuya Kubo	Representative Director

/s/ Satoru Nakanishi Satoru Nakanishi	Representative Director

/s/ Kazuya Jono Kazuya Jono	Director

/s/ Koichi Danno Koichi Danno	Director

/s/ Yujiro Ito Yujiro Ito	Director

/s/ Masahiro Fuchizaki Masahiro Fuchizaki	Director

Authorized United States Representative:

Sumitomo Mitsui Banking Corporation

New York Branch

By:	/s/ Nobuyuki Kawabata
	Name:	Nobuyuki Kawabata
	Title:	General Manager, Planning Department, Americas Division
	Date:	November 8, 2011